Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: TLGY Acquisition Corporation

Subject Company: TLGY Acquisition Corporation

Filer’s Commission File Number: 001-41101

Date: October 11, 2023

On October 11, 2023, TLGY Acquisition Corporation released a video of the following presentation:

: TLGY INVESTOR PRESENTATION / OCTOBER 2023 REVOLUTIONIZING With a Viable Green Biodegradable Solution THE GLOBAL PLASTICS MARKET

INVESTOR PRESENTATION / OCTOBER 2023 2 DISCLAIMER This presentation has been prepared in making an evaluation with respect to a proposed business combination (the “Proposed Transaction”) between TLGY Acquisition Corporation (“TLGY”) and Verde Bioresins, Inc. (“Verde”). This presentation does not purpose to contain all information that may be required to evaluate a possible transaction. This presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by TLGY or Verde or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. Accordingly, none of TLGY or Verde or any of their respective affiliates, directors, officers, employees or advisers or any other person shall be liable for any direct, indirect or consequential loss or damages suffered by any person as a result of relying on any statement in or omission from this presentation and any such liability is expressly disclaimed. Forward-Looking Information This presentation and oral statements accompanying this presentation contain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction, and any statements other than statements of historical fact contained in this presentation could be deemed to be forward-looking statements. These forward-looking statements include, among other things, expectations, beliefs, intentions, plans, prospects, financial results or strategies regarding Verde and the Proposed Transaction and the future held by the respective management teams of TLGY or Verde, the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of Verde and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financings transactions, if any, related to the Proposed Transaction, the level of redemptions of TLGY’s stockholders and the products and markets and expected future performance and market opportunities of Verde. These forward-looking statements generally are identified by the words “anticipate,’ “believe,” “could,” “expect,” “estimate,” “future,” “intent,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representation of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on management’s current expectations and actual results and future events may differ materially due to risks and uncertainties, including but not limited to, those set forth under the caption “Risk Factors” contained elsewhere in this presentation. Recipients should carefully consider such other risks and uncertainties to be described in the “Risk Factors” section of the registration statement on Form S-4 (the “Form S-4”) filed by TLGY in connection with the Proposed Transaction and other documents filed or to be filed by TLGY from time to time with the Securities and Exchange Commission (“SEC”). These filings identify and address other important risks and uncertainties which could cause actual events and results to differ materially from those contained in the forward-looking statements. Recipients are cautioned not to put undue reliance on forward-looking statements, which speak only as of the date this presentation is given. Each of Verde and TLGY disclaim any obligation to update information contained in these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither Verde nor TLGY gives any assurance that either Verde or TLGY, or the combined company, will achieve its expectations. By attending or receiving this presentation, you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the business. Any financial projections or similar forward-looking information presented in this presentation represent current estimates by Verde’s management of future performance based on various assumptions, which may or may not prove to be correct. Verde’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to any projections or similar forward- looking information and accordingly they did not express an opinion or provide any other form of assurance with respect thereto. Any projections or similar forward-looking information should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying any projections or similar forward-looking information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks that could cause actual results to differ materially from those contained in such projections or similar forward-looking information. Accordingly, there can be no assurance that any projections or similar forward-looking information will be realized. Further, industry experts may disagree with these assumptions and with management’s view of the market and the prospects for Verde. While the information contained in this presentation is believed to be accurate, no representation or warranty is given or made, express or implied, as to the achievement, reasonableness, completeness, accuracy of, and no reliance should be placed on, any projections, estimates, forecasts, analyses or forward-looking statements contained in this presentation which involve by their nature a number of risks, uncertainties or assumptions that could cause actual results or events to differ materially from those expressed or implied in this presentation. Only those particular representations and warranties made in the definitive agreement and subject to such limitations and restrictions as may be specified in such agreement, shall have any legal effect. By its acceptance hereof, each recipient agrees that neither TLGY or Verde shall be liable for any direct, indirect, consequential or any other loss or damages suffered by any person as a result of relying on any statement in or omission from this presentation, along with other information furnished in connection therewith, and any such liability is expressly disclaimed.

INVESTOR PRESENTATION / OCTOBER 2023 3 DISCLAIMER Certain Assumptions Unless otherwise expressly stated herein, all information relating to the Proposed Transaction: (i) assumes no redemptions by TLGY stockholders in connection with the Proposed Transaction; (ii) does not give effect to any PIPE or other financing that may be raised in connection with or in anticipation of the Proposed Transaction; (iii) does not assume the future exercise of or otherwise give effect to TLGY’s outstanding warrants held by public investors or TLGY’s sponsor or Verde’s management or any additional warrants that may be issued in connection with the Proposed Transaction; (iv) assumes that no additional shares of common stock will be issued in the future as earnout merger consideration in connection with the Proposed Transaction; and (v) does not give effect to future equity awards contemplated to be issued in connection with or following completion of the Proposed Transaction. Industry and Market Data The information contained herein also includes information provided by third parties, such as market research firms. None of TLGY, Verde or their respective affiliates and any third parties that provide information to TLGY or Verde, such as market research firms, guarantees the accuracy, completeness, timeliness or availability of any information. None of TLGY, Verde or their respective affiliates and any third parties that provide information to TLGY or Verde, such as market research firms, are responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such context. None of TLGY, Verde or their respective affiliates gives any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. All Biodegradable and Compostable Claims are based on preliminary third-party ASTM D5511 and D5338 test results which are available upon request. In California you cannot claim biodegradability of products. In California you may only claim a product is compostable in an industrial composting environment upon passing ASTM D6400 testing, which testing is currently ongoing by Verde. Resin test results will vary based on application and related ingredients. Products should be tested individually and biodegradability and compostability will vary based on formula and application related thickness and density of product among other factors. For more information, please see California and US FTC Green Guides. Trademarks and Intellectual Property All trademarks, service marks, and trade names of Verde, TLGY or their respective affiliates used herein are trademarks, service marks, or registered trade names of Verde, TLGY, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not alone intended to, and does not alone imply, a relationship with Verde, TLGY, or an endorsement or sponsorship by or of Verde or TLGY. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Verde, TLGY or the applicable rights owner will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. This presentation contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this presentation may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Non-GAAP Financial Information Certain financial information and data contained in this presentation are unaudited and do not conform to Regulation S-X. Accordingly, such information may not be included in, may be adjusted in, or may be presented differently in, any proxy statement/prospectus or registration statement or other report or documents to be filed or furnished by TLGY with the SEC. Some of the financial information and data contained in this presentation, including EBIDTA, has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). TLGY and Verde believe this non-GAAP financial information to be a helpful measure to assess Verde’s operational performance and for financial and operational decision-making. You should review Verde’s audited financial statements prepared in accordance with GAAP, which are included in the Form S-4.

INVESTOR PRESENTATION / OCTOBER 2023 4 DISCLAIMER Additional Information and Where to Find it In connection with the Proposed Transaction, TLGY filed a registration statement on Form S-4 with the SEC, which includes a preliminary prospectus with respect to its securities to be issued in connection with the Proposed Transaction and a preliminary proxy statement with respect to a stockholder meeting at which TLGY’s stockholders will be asked to vote on the Proposed Transaction. TLGY and Verde urge investors, stockholders, and other interested persons to read the Form S-4, including the proxy statement/prospectus, any amendments thereto, and any other documents filed with the SEC, before making any voting or investment decision because these documents will contain important information about the Proposed Transaction. After the Form S-4 is declared effective, TLGY will mail the definitive proxy statement/prospectus to stockholders of TLGY as of a record date to be established for voting on the Proposed Transaction. TLGY’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TLGY Acquisition Corporation, mail@tlgyacquisition.com. These documents, once available, can also be obtained, without charge, at the SEC’s website www.sec.gov. Participants in the Solicitation TLGY and its directors and officers may be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the Proposed Transaction. Security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of TLGY’s executive officers and directors in the solicitation by reading TLGY’s final prospectus filed with the SEC on December 3, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the Proposed Transaction when they become available. Information concerning the interests of TLGY’s participants in the solicitation, which may, in some cases, be different from those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above. Verde and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of TLGY in connection with the Proposed Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction will be included in the proxy statement/prospectus for the Proposed Transaction. No Offer or Solicitation Neither the dissemination of this presentation nor any part of its contents is to be taken as any form of commitment on the part of TLGY or Verde or any of their respective affiliates to enter any contract or otherwise create any legally binding obligation or commitment. This presentation does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase any interests in TLGY or Verde, nor shall it or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any contract or commitment or investment decisions relating thereto, nor does it constitute a recommendation regarding the interests in TLGY or Verde. No securities commission or regulatory authority in the United States or in any other country has in any way opined upon the accuracy or adequacy of this presentation or the materials contained herein. This presentation is not, and under no circumstances is to be construed as, a prospectus, a public offering or an offering memorandum as defined under applicable securities laws and shall not form the basis of any contract.

INVESTOR PRESENTATION / OCTOBER 2023 5 PLASTIC POLLUTION IS A GLOBAL PROBLEM 175 countries4 endorsed to “end plastic pollution” 4.9B Tons Of plastic disposed of in landfills or the environment1 25M Tons Of plastic textiles landfilled or incinerated annually2 1. Zero Waste Europe: The El Dorado of Chemical Recycling, 2019 | 2. Ellen MacArthur Foundation, A new textiles economy: Redesigning fashion’s future, 2017 | 3. W E Forum, Plastics Europe, 2021 | 4. UN: 175 countries endorsed to end plastic pollution, 2022 | 5. OECD: Plastic pollution is growing relentlessly as waste management and recycling fall short, 2022 400M Tons Of plastic is littered around earth’s crust and oceans3 Where do plastics go? 9% Is recycled5 19% Is incinerated5 50% Ends up in landfills5 22% Is in uncontrolled dumpsites, open pits burns or terrestrial and aquatic environments5

INVESTOR PRESENTATION / OCTOBER 2023 6

MASSIVE UNTAPPED MARKET DEMAND FOR BIOPLASTICS

Growing coalition of countries, cities, institutions and businesses are pledging to **eliminate plastic pollution** entirely.[1]

Governments, shareholders and customers are increasingly demanding that Fortune 500 companies **pursue eco-friendly alternatives.**

But bioplastics are only ~1.7% of the global plastics market[3] because of the significant limitations in functionality, cost, and performance of current solutions.

Multinational companies are under pressure and pursuing **renewable, biodegradable or recyclable** packaging to meet ESG objectives. Many are **targeting 100% green packaging solutions** by as early as 2025.

PEPSICO · McDonald's · Coca-Cola · P&G · TARGET · MATTEL · Nestlé · Walmart


<2%
Bioplastics Market[3]
$300B
Verde's Total Addressable Market
$600B
Total Global Plastics Market[2]

Sources:
1. UN: *175 countries endorsed to end plastic pollution*, 2022, | 2. Grandview Research, Statista, Plastics Europe; *about half of the $600B industry is addressable with PolyEarthylene™*, | 3. Plastics Europe

INVESTOR PRESENTATION / OCTOBER 2023 7 VERDE BIORESINS AT A GLANCE 2020 FOUNDED • A full-service bioplastics company specializing in the development and manufacturing of innovative biopolymer resins using its proprietary plant-based PolyEarthylene™ bioresin (“PEL”) • State-of-the-art research and development laboratories and manufacturing facility capable of producing up to 50 million pounds of PolyEarthylene™ per year in the second half of 2024 INVESTOR PRESENTATION / OCTOBER 2021 7 R&D AND MANUFACTURING IN FULLERTON, CALIFORNIA

INVESTOR PRESENTATION / OCTOBER 2023

MARKET-READY BREAKTHROUGH TECHNOLOGY



Verde's **PolyEarthylene™** is a proprietary[1] bioresin, recognized by market leaders (e.g. Vinmar) as potentially one of the first viable replacements for conventional plastics.

POLYEARTHYLENE™ IS SETTING A NEW STANDARD[1]

	End-of-Life Solution	Low Cost	Scalable	Drop-In Ready	Broad Applications
PolyEarthylene™	●	◕	●	●	◕
Incumbent Bioplastics*	◑	◑	◔	◔	◔

See Footnote 1 below

Demonstrates superior qualities against bioplastics alternatives enabling Verde to set a new standard for environmental solutions that existing peers are yet to address adequately.


FOOD SAFE
DISHWASHER SAFE
MICROWAVE SAFE
FREEZER SAFE
ECO FRIENDLY
BPA
BPA - FREE
FDA
FDA COMPLIANT

PolyEarthylene™

- ✓ Proprietary[2] innovative product
- ✓ Bio-based
- ✓ Curbside recyclable
- ✓ Landfill biodegradable

*Multinational Companies | 1. Verde / Expert Interviews, TLGY analysis, Environmental: sustainability and "end-of-life" performance; Cost: sufficiently cost competitive to replace traditional polymers; Manufacturing / Processing: "drop-in" with minimum adjustment to the existing manufacturing set up and processes; Applications: desirable physical properties for various applications of traditional polymers. | 2. Protected by trade secrets rather than by patents, which is common practice in the conventional polymer industry.

INVESTOR PRESENTATION / OCTOBER 2023

9

POLYEARTHYLENE™ IS SOLVING ALL OF THE INDUSTRY'S CRITICAL REQUIREMENTS

Believed to be one of the first feasible full-service bioresin market solutions that has the potential to meet the **environmental**, **application**, **manufacturing**, and **cost requirements** of the industry.

POLYEARTHYLENE™'S OUTPERFORMANCE AGAINST OTHER MAINSTREAM BIORESINS ACROSS CRITICAL INDUSTRY REQUIREMENTS:

Key Industry Requirements[1]	PolyEarthylene™	PLA	PHA	Green PE
1. Environmental	✓ (green)	✓ (yellow)	✓ (green)	✓ (yellow)
2. Cost	✓ (green)	✓ (green)	✖	✓ (green)
3. Manufacturing / Process	✓ (green)	✓ (yellow)	✓ (yellow)	✓ (yellow)
4. Applications	✓ (green)	✓ (yellow)	✖	✓ (yellow)

✓ (green): Best-in-Class / Superior ✓ (yellow): Limited / Lacking ✖: Inferior / Requirement Not Met

Setting a new standard for environmental solutions that existing peers are yet to address.

PolyEarthylene™ can be readily dropped into existing manufacturing equipment and processes:

- Highly scalable
- Rapidly deployable
- Economically feasible
- Many viable applications

Source: Verde / Expert Interviews, TLGY analysis

1. Environmental: sustainability and "end-of-life" performance; Cost: sufficiently cost competitive to replace traditional polymers; Manufacturing / Processing: "drop-in" with minimum adjustment to the existing manufacturing set up and processes; Applications: desirable physical properties for various applications of traditional polymers and wide range of applications. Comparison matrix based on management's updated view.

INVESTOR PRESENTATION / OCTOBER 2023 10

NEAR-TERM CUSTOMER BACKLOG POTENTIAL OF OVER $250 MILLION

Verde is in various stages of product development and testing with potential customers, including Fortune 500 brands, plastics manufacturers, and plastics packaging players. Some have started transition to production.



Rigid Disposable Packaging

- Single use, secondary packaging
- Food container applications



Durable Goods

- Reusable storage containers
- Household products
- Golf tees



Flexible Packaging

- Candy bags
- Reusable retail bags
- Shipping envelopes

FINANCIAL FORECAST[1]

($ in mm)

	Year 1	Year 2
ADJUSTED SALES	11.5	60.0 - 80.0[2]
GROSS PROFIT	5.1	28.8-38.4
EBITDA	-3.3	9.0-15.8

1. Note: The financial forecast is dependent on the closing date of the Proposed transaction ("T") due to capital requirement. Therefore, in above Year 1 represents the 12 month period from T minus six months (T-6) to T plus six months (T+6), where T is the closing date of the Proposed Transaction. Yr 2 from T plus six months (T+6) to T plus eighteen months (T+18) For example, if the Proposed Transaction were to close on December 31, 2023 then Year 1 would be between July 1, 2023 to June 30, 2024.
2. Subject to raising expansion capital of at least $15M by the beginning of Yr 1 H2 (i.e., at the closing of the Proposed Transaction)

INVESTOR PRESENTATION / OCTOBER 2023 11

INVESTMENT HIGHLIGHTS

01 **Large addressable market with unmet needs** – the estimated $600 billion global plastics market is under regulatory pressure to develop more eco-friendly solutions, while market penetration of bioplastics is estimated to be still below 2%.

02 **Strong customer interest** – Verde's solution has the potential to address approximately 50%[1] of the plastics sector with a wide range of applications (i.e., potential total addressable market of up to $300 billion), supported by a distribution partnership with Vinmar and a potential sales pipeline of over $250 million.

03 **First mover advantage with breakthrough technology** – Verde has developed PolyEarthylene™, a proprietary bioresin that Verde believes to have the potential to achieve a full set of environmental[1] and industry requirements capable of significant market adoption.

04 **Potential to secure feedstock supplies** – strategic supplier relationship with Braskem is expected to secure sufficient feedstock to enable Verde to achieve its expansion plan for most of Year 1 and Year 2.[2]

05 **Strong unit economics and ROIC** – strong margin business with low operating costs and capital expenditures expected to deliver operational breakeven, potentially as early as the beginning of Year 2.[2] The unique warrant structure of TLGY is expected to provide a potential counterweight to redemption pressure, while having the potential to generate high returns for existing shareholders.

06 **Verde's skilled management team and TLGY's value-add** – Verde's experienced management team, assisted by TLGY's deep roots in private equity and operations, is expected to drive scalable production. TLGY's value-add includes in-depth due diligence and attractive transaction terms such as valuation.

Note:
1. Grand View Research, Expert Interviews, Verde, TLGY analysis
2. Year 1 represents the 12 month period from T minus six months (T-6) to T plus six months (T+6), where T is the closing date. For example, if the Proposed Transaction were to close on December 31, 2023 then Year 1 would be between July 1, 2023 to June 30, 2024.

INVESTOR PRESENTATION / OCTOBER 2023 12

LEADERSHIP TEAM WITH STRONG INDUSTRY EXPERIENCE AND DEEP TECHNICAL CAPABILITY



Brian Gordon
Chairman/President/COO

- 20+ years C-level experience: multinational, VC/PE
- IBM, Merck & Co. roots
- Extensive M&A, JV, licensing, leasing, capital raising transactions



Joseph Paolucci
CEO

- 40 years of Petrochemical Business Development leadership
- Commodity & resin engineering expertise
- JV Management: Phillips Petroleum, Ineos, Groupo Idessa



Gary Metzger
Chief Sustainability Officer

- 40+ years in polymer industry
- Executive roles at Amco International, Inc. (Ravago) & President/CEO of Amco Plastics Materials, Inc.
- Led recycled and bio-based polymer application R&D



Christopher Rankin, Ph.D.
Head of R&D

- 15+ years of experience in materials science, engineering, and polymers
- Specialized in photochemistry of ferroelectric polymer and polyvinylidene fluoride
- Holds several patents related to water-repellant and abrasion-resistant coatings



Yvonne Soulliere
Director of Engineering

- Oversees R&D and project engineering
- Expertise in full-cycle product engineering
- Led model engineering, tooling development and quality control for mass manufacturing



Terry Retin
Senior Director, Sales

- 15+ years leading global partnerships strategy
- Shapes customer engagement, retention strategies
- Market and business intelligence lead



Jin-Goon Kim
Founder, Chairman & CEO of TLGY

Chairman of the Merged Company

- 20+ years in private equity, CEO
- Former Partner at TPG Capital
- $40B value creation. #1 auto platform, China sportswear. Awarded TPG CEO, Man of the Year

INVESTOR PRESENTATION / OCTOBER 2023 13



SUSTAINABILITY AND VIABILITY WITH POLYEARTHYLENE™

Proprietary trade secret technology converts renewable plant-based materials into bioresins known as PolyEarthylene™ bioresins, a better alternative to conventional plastics and an innovative, green solution for the circular economy.


START
PLANT-BASED MATERIALS
BIORESINS
PolyEarthylene
EVERYDAY PLASTICS
DECOMPOSITION
END-OF-LIFE

Sustainable from Start to Finish

- **Bio-materials:** PEL blends use sugarcane and other plant-based materials (including green PE) as the main feedstock, and expects to convert to cellulosic feedstocks in the future
- **Green end-of-life:** PEL integrates the action of naturally occurring microorganisms such as fungi and bacteria to break down completely, providing a true end-of-life solution

Viable Because Superior AND Price Competitive[1]

PRODUCT	THERMAL STABILITY	CURBSIDE RECYCLABLE	SHELF LIFE	CUSTOM GRADES	PRICE	LANDFILL BIODEGRADABLE
PolyEarthylene™	Green	Green	Green	Green	Green	Green
PLA	Red	Red	Yellow	Red	Green	Red
PHA	Red	Red	Yellow	Red	Red	Green
PBAT	Green	Red	Yellow	Red	Red	Yellow
PVOH	Yellow	Red	Red	Red	Yellow	Red

*Sustainable end-of-life depending on customer requirements and applications:
Recyclable under codes 2, 4, and 5; ASTM D5511 Landfill Biodegradable; ASTM D5338 Industrial Compostable
Note 1: $1.8 per pound and expect to reach $1.5 per pound with scale, compared to $1.8 - $3.5 or possibly higher for most other incumbent bioplastics

INVESTOR PRESENTATION / OCTOBER 2023 14 LANDFILL BIODEGRADATION PEL’S STAGES OF USE TO END-OF-LIFE 01 Standard Use • PolyEarthyleneTM manufactured and sold to customer. • Resin retains standard polyolefin properties, no change in performance following conversion into product and regular use. • PEL is shelf-stable and will not degrade during normal use or on the shelf. 02 Disposal • User disposes product. • If product is not recycled, then natural microbial attachment at surface begins in landfill, industrial composting facility or by the side of the road. • Bacteria create hydrophilic surface using protein attachment. 03 Bacteria Formation • Bacteria coat and colonize surface in continuous film. • Bacteria implement peroxidase and other enzymes to break polyolefin bonds at surface. 04 Bacteria Proliferation • Through chain scission and oxidation polyolefin chains are shortened. • Material softens and becomes waxy but does not disintegrate. • Molecular weight is reduced. 05 End of Life • Plastic hydrocarbons are transformed to CO2, water, methane and biomass. • Inorganic component becomes part of the soil. • No microplastics generated during process due to a complete breakdown of PEL.

INVESTOR PRESENTATION / OCTOBER 2023 15 Formulations capable of meeting high industrial performance requirements for durable goods and other advanced applications such as rigid packaging Demonstrated shelf-life stability Customizable to achieve a specific set of physical and mechanical performance goals for single-use applications to durable goods Capable of injection moulding, extrusion coating, extruded and blown film, blow molding, thermoform and other applications Available in electrostatic dissipative grades and antistatic grades Has the ability to handle high processing temperature consistent with petro-polymers HIGH PERFORMANCE POLYEARTHYLENE™ FOR A WIDE RANGE OF TRADITIONAL PLASTICS APPLICATIONS PolyEarthylene™ bioresins outperform most bio-based materials in many common applications and is a high-performance alternative to a wide variety of petroleum-based plastics.

INVESTOR PRESENTATION / OCTOBER 2023 16

POLYEARTHYLENE™ IS PROVEN & DROP-IN READY FOR MASS MARKET ADOPTION

Verde is poised for **significant adoption and rapid deployment**, because PEL is believed to address all critical industry requirements and "drops-in" with existing plastics supply chain infrastructure.[1]

Demonstrated Track Record of Progress

FY20

- Began R&D on PolyEarthylene™, compounding formulations at OEM facilities and pilot industrial applications
- Received FDA-Title 21 for food contact compliance opinion

FY21

- PolyEarthylene™ manufacturing facility in Fullerton, CA
- ASTM D5338 industrial compostability testing underway

1H22

- Completed construction of Fullerton facility
- Began strategic supply discussions with Braskem

2H22

- Commenced production at Fullerton facility
- Commenced build out capacity at Fullerton facility, 1st phase PEL capacity of 50M lb p.a. by 2024


Drop-In Ready
Accelerating market adoption through seamless manufacturing integration
Mass Market Adoption
Marketing & Translation
Verde
Customer Acquisition
Early Adopters
Environmental Testing
Process/Application Validation
Infrastructure
R&D
GROWTH
TIME

1. Environmental: sustainability and "end-of-life" performance; Cost: sufficiently cost competitive to replace traditional polymers; Manufacturing / Processing: "drop-in" with minimum adjustment to the existing manufacturing set up and processes; Applications: desirable physical properties for various applications of traditional polymers.

INVESTOR PRESENTATION / OCTOBER 2021

17



HIGH VOLUME PRODUCTION & SUPPLY CHAIN STRATEGY

Verde's manufacturing facility expected to secure the capacity to deliver $75M of PolyEarthylene™ to satisfy first 2 years of potential demand.

PolyEarthylene™ Est. Production Capacity Requirement

6M LB
YEAR 1

35-47M LB
YEAR 2

Capacity Strategy Poised for Exponential Growth

2024
Expect to build large volume facility in Midwest U.S. to further increase production capabilities

2025
2nd phase PEL capacity expansion - continue build out capacity at Fullerton facility

2026
3rd phase PEL capacity expansion - continue build out capacity at Fullerton facility

Braskem

Feedstock & High-Volume Production Capacity

Braskem is expected to secure ample feedstock supply to achieve near term projections and long-term, high-volume capacity at economies of scale.

Braskem is a strategic supplier to Verde, a Brazilian petrochemical company ranked number 6 globally in resin production,[1] and the world's leading green polyolefins producer.

Verde is in discussions with other supplier-partners to develop localized supply chains across Asia-Pacific and Europe.

1. Braskem FY21 Annual Report / Verde

INVESTOR PRESENTATION / OCTOBER 2023 18 STRATEGIC PARTNERSHIPS VALIDATE EXPANSION PATHWAY + Strategic partnership with Vinmar Polymers America, a division of Vinmar International, a leading global distributor of plastics, expected to expand reach of the PolyEarthyleneTM product line to a diverse range of potential customers from various industries: • Can accelerate the market penetration of PolyEarthylene™ through its established distribution network • Able to support the development and service of PolyEarthylene™, providing end-users with a reliable alternative to existing plastic products • Global reach in North America, South America, Europe, and Asia • Generated leads and initial orders with dozens of potential customers through partnership

INVESTOR PRESENTATION / OCTOBER 2023 19 TRANSACTION OVERVIEW • Verde Bioresins Inc., a pioneer in proprietary biopolymer resins. • TLGY Acquisition Corp, a SPAC with deep roots in private equity and transformational operations. • To raise capital for commercial and capacity expansion globally. Overview • Pre-money EV of $365 million based on financial outlook and public valuation comps, which could support a potential valuation range between $300M and $700M. Valuation1 • $63 million pro forma cash: $78 million TLGY cash in trust less up to $15 million in estimated transaction expenses, assuming no further redemptions and no PIPE. • Minimum cash condition: $15 million (termination right with certain cost reimbursement obligations). • Non-detachable warrants: 5,750,000 public warrants granted to non-redeeming shareholders. • Non-detachable warrant exchange right2: the right to exchange them for common at 5:1 ratio • Interest alignment between public shareholders, Verde, and the Sponsor: significant Sponsor and Verde economics tied to stock performance of 35% IRR over a 5-year horizon and/or capital raising. Other Key Terms 1. Valuation based on referenced industry peer comps for FY24 and FY25 Revenue and EBITDA multiples, which support potential valuation range of $300M to $700M using several multiples (see appendix 1). Peers include NYSE: DNMR, NASDAQ: PCT, and NASDAQ: ORGN | 2. We intend to offer to shareholders who do not redeem their shares in connection with the closing of an initial business combination the option to receive distributable redeemable warrants, as described in our IPO prospectus, or one share of common stock in lieu of every five of such distributable redeemable warrants. | 3. Assumes no redemptions by TLGY public shareholders. (3.1) Public Shareholder Ownership includes 7,318,182 Common Shares, it excludes 11,500,000 detachable public warrants and 5,750,000 non-detachable public warrants. The non-detachable public warrants holders are expected to have the right to convert 5,750,000 at 5:1 warrant units to common share ratio at closing. (3.2) Sponsor ownership excludes 2,750,000 additional common shares to be granted within 4 years from Closing based on achieving the target cash requirement. (3.3) If the combined Company’s stock price achieves an IRR of 35% over a 5-year horizon, Verde receives up to an additional 36,500,000 shares and the Sponsor an additional 3,000,000 shares. Verde Share Price $10 Shares Outstanding (M)3 50 Pro Forma Equity Value $496M Existing Net Debt - (-) Net Cash to Balance Sheet (63) Pro Forma Enterprise Value $433M Estimated Sources & Uses Sources ($M) Cash Held in Trust 78 Verde Shareholder Equity Rollover 365 Total Sources of Funds $443M Uses ($M) Equity Issued to Verde 365 Estimated Transaction Fees 15 Remaining Cash (Balance Sheet) 63 Total Uses of Funds $443M Illustrative Pro Forma Valuation (post-money)

INVESTOR PRESENTATION / OCTOBER 2023 20 TLGY OVERVIEW AND VALUE-ADD TLGY Differentiation Led by Jin-Goon Kim, a serial transformational CEO of market leading companies and a former Partner at TPG Capital with over $40 billion in value-creation track record. • Address root causes of SPAC challenges – inflated valuation and/or low quality of targets that increase redemption. - Private equity approach in due diligence and value creation - Disruptive business with high growth potential as a successful investment - Lower valuation with earnouts at high IRR hurdles - Innovative SPAC structure to encourage roll-over investments and mitigate redemptions. • A team of executives, advisors, and investors with proven track record of building and running market leaders expected to assist the company’s growth as public market leader post-DeSPAC. On-site testing of PEL in a third-party factory. Product Testing and Market Validation TLGY advisor conducted: ✓ On-site testing and development in advanced applications (blown film and extrusion coating) ✓ Validation of value proposition with Asia distributors and prospective customers ✓ Validation of value proposition with key participants at an industry conference Confirmation of PolyEarthyleneTM's superior value proposition across the four key criteria: 1) Environmental 2) Cost 3) Manufacturing / Processing 4)Applications

INVESTOR PRESENTATION / OCTOBER 2023 21 UNIQUE SPAC STRUCTURE • $10/share transaction closing price potentially represents a fair value based on peer comps • Structural innovation with fixed pool of warrants and exchange for common mechanism creates upside potential and downside protection • Potentially sufficient incentive to buy shares in the open market before the DeSPAC completes • Naturally embedded multiplier quickly escalates upside and downside protection if redemption rises DOWNSIDE PROTECTION IF PRICE DECLINES CAPTURE UPSIDE IF PRICE RISES POST-DESPAC (Illustrative price scenarios with 90% redemption) $26 $39 $51 $64 $77 $10 $30 $50 $70 $90 $10 $15 $20 $25 $30 Potential Unredeemed Share Value Illustrative Common Share Price Scenarios $6.1 $4.2 $2.6 $0.0 $5.0 $10.0 Cost Basis per Share 1.8 2.6 4.1 0.0 5.0 Total Shares per Common Implied Redemption 80% 90% 95% INCENTIVES TO INVEST AND/OR NOT REDEEM PRE-DESPAC (illustrative redemption scenarios) Cost per share declines as redemption rate increases Value of one unredeemed share expected to increase faster than one common share price (potentially 2.6 x faster) Downside protection if common share price drops below the cost basis (assumed $10.90) due to higher expected value of one unredeemed share Receive more shares as redemption rate increases If redemption 90% These are for illustrative purposes only and may not be reflective of actual performance. For more information, view Appendix slides 2 and 3 $26 $21 $15 $10 $5 Cost basis $0 $5 $10 $15 $20 $25 $30 $10 $8 $6 $4 $2 Potential Unredeemed Share Value Illustrative Common Share Price Scenarios

INVESTOR PRESENTATION / OCTOBER 2023 22

INVESTMENT HIGHLIGHTS

01 **Large addressable market with unmet needs** – the estimated $600 billion global plastics market is under regulatory pressure to develop more eco-friendly solutions, while market penetration of bioplastics is estimated to be still below 2%.

02 **Strong customer interest** – Verde's solution has the potential to address approximately 50%[1] of the plastics sector with a wide range of applications (i.e., potential total addressable market of up to $300 billion), supported by a distribution partnership with Vinmar and a potential sales pipeline of over $250 million.

03 **First mover advantage with breakthrough technology** – Verde has developed PolyEarthylene™, a proprietary bioresin that Verde believes to have the potential to achieve a full set of environmental[1] and industry requirements capable of significant market adoption.

04 **Potential to secure feedstock supplies** – strategic supplier relationship with Braskem is expected to secure sufficient feedstock to enable Verde to achieve its expansion plan for most of Year 1 and Year 2.[2]

05 **Strong unit economics and ROIC** – strong margin business with low operating costs and capital expenditures expected to deliver operational breakeven, potentially as early as the beginning of Year 2.[2] The unique warrant structure of TLGY is expected to provide a potential counterweight to redemption pressure, while having the potential to generate high returns for existing shareholders.

06 **Verde's skilled management team and TLGY's value-add** – Verde's experienced management team, assisted by TLGY's deep roots in private equity and operations, is expected to drive scalable production. TLGY's value-add includes in-depth due diligence and attractive transaction terms such as valuation.

Note:
1. Grand View Research, Expert Interviews, Verde, TLGY analysis
2. Year 1 represents the 12 month period from T minus six months (T-6) to T plus six months (T+6), where T is the closing date. For example, if the Proposed Transaction were to close on December 31, 2023 then Year 1 would be between July 1, 2023 to June 30, 2024.

: TLGY INVESTOR PRESENTATION / OCTOBER 2023 Q&A Session

INVESTOR PRESENTATION / OCTOBER 2023 24

APPENDIX 1: CONSIDERATIONS FOR INDICATIVE VALUATION RANGES FOR VERDE

Public Company Trading Comparables: EV / Revenues and EV / EBITDA Multiples

Provided that Verde realizes its financial potential, we believe that the DeSPAC valuation is fair

			LTM		2024E			2025E			2024E		2025E	
#	Company Name	Enterprise Value (EV)[1]	Revenue	EBITDA	Revenue	EBITDA	EBITDA (%)	Revenue	EBITDA	EBITDA (%)	EV/Revenue	EV/EBITDA	EV/Revenue	EV/EBITDA
1	PureCycle Technologies, Inc.	1,394	-	(80)	109	14	13%	305	102	34%	12.78x	NM	4.58x	13.63x
2	Danimer Scientific, Inc.	623	50	(102)	173	(11)	-6%	351	28	8%	3.59x	NM	1.77x	22.16x
3	Origin Materials, Inc.	401	2	(43)	110	(56)	-51%	276	20	7%	3.66x	NM	1.45x	20.15x
										Median	**3.66x**	**NA**	**1.77x**	**20.15x**
										Mean	**6.68x**	**NA**	**2.60x**	**18.65x**

Valuation Ranges Based on Y2 Forecast and MT / Y3 Opportunities of Verde and Current Industry Trading Multiples[2]

Valuation Metrics (Mean/ Median)	Verde Revenue / EBITDA Estimates or Opportunities[3]	Peer Comp Multiple (Median - Mean)	Implied Reasonable EV Valuation Ranges for Verde
Y2 Revenue	$60-$80M	3.66x – 6.68x	~$250M to ~$500M
Y3 Revenue	~$200M	1.77x – 2.60x	~$350M to ~$500M
Y3 EBITDA[4]	~$50M	18.65x – 20.15x	Up to $1B

- Verde's financial outlook and three sets of current industry trading multiples can potentially support an indicative enterprise value range between $300M and $700M.
- Verde's EV could arguably command a premium if it can successfully become one of the first scalable, fully commercialized, superior solution that we believe it has a reasonable chance to achieve.
- Verde's potentially superior EBITDA profile in the medium to long term arguably suggests a higher valuation potential.
- Hence, Verde's pre-money EV of $365M (pro forma EV of $433M) could arguably represent a fair value or even a discount to what we believe could be its potential indicative valuation range of $400M to $800M if it were to successfully realize its growth and profitability aspirations.

Source: RocSearch Analysis, as of Jun 12, 2023
1. Enterprise value based on 30-Day VWAP.
2. Valuation is based on FY24 and FY25 Revenue and EBITDA multiples.
3. Based on financial forecast for Yr 1 and Yr 2 and mid-term estimates for Yr 3.
4. Significantly higher implied valuation of Verde based on EBITDA multiple is by virtue of its superior profit potential (much higher EBITDA %)

INVESTOR PRESENTATION / OCTOBER 2023 25

APPENDIX 2: NON-REDEEMING SHAREHOLDER SCENARIOS BASED ON REDEMPTIONS

Potentially higher common shareholding for non-redeeming shareholders as redemption rates increase.

Redemptions (% of total trust cash)	0%	50%	75%	80%	90%	95%
Total Common Shares & Warrants of Public Shareholders						
Number of TLGY Common Shares Post-Redemption	7,318,182	3,659,091	1,829,546	1,463,636	731,818	365,909
Number of TLGY Detachable Public Warrants	11,500,000	11,500,000	11,500,000	11,500,000	11,500,000	11,500,000
Number of TLGY Non-Detachable Public Warrants	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000
Economics per One Common Share held by Non-Redeemed Public Shareholders *(Excluding 0.5 detachable warrant, which does not have a right for the warrant holder to be converted to Common Shares at DeSPAC)*						
One Common Share	1.00	1.00	1.00	1.00	1.00	1.00
Number of TLGY Non-Detachable Public Warrants per One Common Share	0.79	1.57	3.14	3.93	7.86	15.71
Preemptive Warrant Conversion: The non-redeeming public shareholders are expected to be given a right to convert the Non-Detachable Public Warrants to Common Shares at a ratio of 5 to 1						
Warrant to Common Share Conversion Ratio of Non-Detachable Warrants at Closing	5.0x	5.0x	5.0x	5.0x	5.0x	5.0x
Number of Common Shares Converted from Non-Detachable Warrants at Closing	0.16	0.31	0.63	0.79	1.57	3.14
Total Implied Total Common Shares for Each Unredeemed Common Share Post-DeSPAC (Conversion to be rounded off to whole units)	**1.16**	**1.31**	**1.63**	**1.79**	**2.57**	**4.14**
Indicative Value of One Unredeemed Common Share Post-DeSPAC ***(fixed at $10.9/share[1]; value would fluctuate based on actual price)***	**$12.6**	**$14.4**	**$17.8**	**$19.5**	**$28.0**	**$45.1**

Note 1: Trading price for a common share close to closing (also close to redemption date) is likely to be around or higher than the redeeming value of trust cash at closing, which is expected to be around $10.9 per share by Q4; trading around $10.9 per share in mid-September.

INVESTOR PRESENTATION / OCTOBER 2023 26

APPENDIX 3: TLGY WARRANT STRUCTURE DESIGNED TO HELP MITIGATE REDEMPTION

Implied Upside For One Non-Redeeming Common Share Post-DeSPAC
(Net of the transaction common price of $10/share)



Upside for not redeeming as downside protection: provided that the transaction is not perceived to be highly overpriced or per share price is not expected to drop sharply, redemption is expected to be mitigated at higher rates.
$20.0
$10.0
$0.0
$2.6
$4.4
$7.8
$14.1
Redemption value: ~$0.9
Upside for not redeeming (assuming common value at $10.9/share)
Unredeemed Trust Cash
$80M
$40M
$20M
$10M
Implied Redemption (% of total trust cash)
0%
50%
75%
87%
Implied Additional Value of One Unredeemed Common Share Post-DeSPAC

- TLGY's pooling structure is designed to create an expectation of escalating value for not redeeming common just as expectation for redemption reaches high percentages.
- With resized trust cash of $80M[1], expectation for potential upside for not redeeming can start at $1.6[2] and escalate as expectation for redemption rises further (even beyond $10/share), potentially acting as a counterbalance.
- If $40M is unredeemed, for example, non-redeeming investors are expected to do better than redeeming at $10.9 provided that the post-closing price is above $8.3/share (1.31 shares x $8.3 = $10.9).
- If only $10M is unredeemed, non-redeeming investors are expected to do better above per share price of $4.8 and have an escalating upside above $4.8.
- Provided that the Proposed Transaction is perceived to be fairly priced at $10.9/share, the expectations of meaningful downside protection and higher upside could provide certain counterbalance to redemption pressures.

Trust Cash After Redemption	$80M[1]	$40M	$20M
Implied Redemptions	*0%*	*50%*	*75%*
Common Shares & Warrants of TLGY Public Shareholders post Redemption			
Common Shares Post Redemption	7.3M	3.7M	1.8M
Non-Detachable Public Warrants	5.75M	5.75M	5.75M
Economics per One Common Share for Unredeemed Shares			
One Common Share	1.00	1.00	1.00
TLGY Non-Detachable Public Warrants per One Common Share	0.79	1.57	3.14
Preemptive Warrant Conversion: The non-redeeming public shareholders have a right to convert the non-detachable warrants to common shares at a ratio of 5 to 1			
# of Common Shares Converted from Non-Detachable Warrants at Closing	0.16	0.31	0.63
Total Implied Shares of One Unredeemed Common Share	**1.16**	**1.31**	**1.63**
Implied Value of One Unredeemed Common Share Post-DeSPAC[2] **(Assuming $10.9 per Share for Common)**	**$12.6**	**$14.4**	**$17.8**

Note 1: The SPAC size at Closing is estimated to be $80M to simplify calculations; actual amount is expected to be around $78M in Q2 and around $80M by Q4 of 2023 (7.318M shares)
2: Trading price for a common share close to closing (also close to redemption date) is likely to be around or higher than the redeeming value of trust cash at closing, which is expected to be around $10.9 per share by Q4; trading around $10.9 mid-September.

INVESTOR PRESENTATION / OCTOBER 2023 27 RISK FACTORS RELATED TO VERDE Verde’s business is subject to numerous risks, including but not limited to the following: • Verde is an early-stage company with a history of losses, and its future profitability is uncertain. • To date, Verde has not generated any revenues from product sales. • Verde’s operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of its control. • Verde’s business is not diversified. • Verde may be unable to manage growth effectively. • Verde will need to secure additional funding and may be unable to raise additional capital on favorable terms, if at all. • Changes in tax laws may adversely affect Verde or its investors. • Construction of Verde’s manufacturing facilities may not be completed in the expected timeframe or in a cost-effective manner. Any delays in the construction of Verde’s manufacturing facilities could severely impact its business, financial condition, results of operations and prospects. • Initially, Verde will rely on a single facility for all of its operations. • Verde may be delayed in or unable to procure necessary capital equipment. • Verde has not produced its products in commercial quantities. • Verde expects to rely on a limited number of customers for a significant portion of its near-term revenue. • Verde may be unable to obtain certifications required by its prospective customers. • Verde’s products may not achieve market success. If Verde’s products do not achieve market success, it may be unable to generate significant revenues, if at all. • Verde faces and will face substantial competition. • Verde produces biopolymer products from raw materials, including renewable resources, whose pricing and availability may be impacted by factors out of its control. Increases or fluctuations in the costs of Verde’s raw materials may affect its cost structure. • Verde’s success will be influenced by the price of petroleum relative to the price of bio-based feedstocks. • The failure of Verde’s raw material suppliers to perform their obligations under supply agreements, or Verde’s inability to replace or renew these agreements when they expire, could increase Verde’s cost for these materials, interrupt production or otherwise adversely affect its results of operations. • Maintenance, expansion and refurbishment of Verde’s facilities, the construction of new facilities and the development and implementation of new manufacturing processes involve significant risks. • Verde may not be successful in finding future strategic partners for continuing development of additional feedstock opportunities or tolling and downstream conversion of Verde’s products. • Verde may rely heavily on future collaborative and supply chain partners. • Compliance with extension environmental, health and safety laws could require material expenditures, changes in Verde’s operations or site remediation. • Verde’s operating plan may require it to source feedstock and supplies internationally, and foreign currency exchange rate fluctuations and changes to international trade agreements, tariffs, import and excise duties, taxes or other governmental rules and regulations could adversely affect Verde’s business, financial condition, results of operations and prospects. • Verde’s business could suffer form negative publicity and other adverse consequences with recent civil and criminal charges brought against Terren Peizer, Verde’s former Executive Chairman; and Founder and Chairman of Humanitario Capital, LLC. Verde’s largest stockholder, by the Securities Exchange Commission and the United States Department of Justice. • From time to time, Verde may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on Verde’s profitability and consolidated financial position. • If Verde experiences a significant disruption in its information technology systems, including security breaches, or if it fails to implement new systems and software successfully, its business operations and financial condition could be adversely affected. • Verde may not be able to protect adequately its intellectual property assets, which could adversely affect its competitive position and reduce the value of its products, and litigation to protect its intellectual property could be costly. • Third parties may claim that Verde infringes on their proprietary rights and may prevent Verde from commercializing and selling its products. • Verde relies in part on trade secrets to protect its technology, and its failure to obtain or maintain trade secret protection could limit its ability to compete. • Verde’s management has limited experience operating as a public company. • Verde depends on its teams, and Verde’s business would suffer if it fails to retain its key personnel and attract additional highly skilled employees. • If the Proposed Transaction’s benefits do not meet the expectations of investors or securities analysts or for other reasons the market price of TLGY’s securities or, following the Proposed Transaction, the combined company’s securities, may decline. • If, following the Proposed Transaction, securities or industry analysts do not public research or reports about the combined company, or if they issue unfavorable or inaccurate research regarding its business, its share price and trading volume could decline. • Following the Proposed Transaction, the combined company will incur increased costs as a result of operating as a public company, and its management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

INVESTOR PRESENTATION / OCTOBER 2023 28 KEY RISKS RELATED TO THE TRANSACTION AND TLGY TLGY is subject to numerous risks, including but not limited to: • TLGY’s Initial Shareholders have entered into the Acquiror Support Agreement with TLGY and Verde to vote in favor of the Transaction, regardless of how TLGY’s public shareholders vote. • Neither the TLGY Board nor any committee thereof obtained a third-party valuation or fairness opinion in determining whether or not to pursue the Transaction. • Since TLGY’s Initial Shareholders, directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of its shareholders, a conflict of interest may have existed in determining whether the Transaction with Verde is appropriate as TLGY’s initial business combination. Such interests include that TLGY’s Initial Shareholders, directors and executive officers, will lose their entire investment in TLGY if the initial business combination is not completed. • If the conditions to closing contained in the Merger Agreement are not met or waived, the Transaction may not occur. TLGY may change or waive one or more of the terms of, or conditions to, the Transaction, and the exercise of TLGY’s directors’ and executive officers’ discretion in agreeing to such changes may result in a conflict of interest when determining whether such changes to the terms of the Transaction or waivers of conditions are appropriate and in TLGY’s shareholders’ best interest. • TLGY will not have any right to make damage claims against Verde for the breach of any representation, warranty or covenant made by Verde in the Merger Agreement. • The consummation of the Transaction is subject to compliance with the HSR Act, and, if certain conditions are not satisfied or waived, the Transaction may not be completed. • The Transaction may be completed even though material adverse effects may result from the announcement of the Transaction, industry-wide changes and other causes. • The merged company after the closing of the Transaction with Verde (“Verde PubCo”) may issue additional shares of Verde PubCo Common Stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of your shares. • Verde’s financial forecasts, which were presented to the TLGY Board and are included in this proxy statement/prospectus, may not prove accurate. • The Sponsor is liable to ensure that proceeds of the Trust Account are not reduced by vendor claims in the event an initial business combination is not consummated. The Sponsor has also agreed to pay for any liquidation expenses if an initial business combination is not consummated. Such liability may have influenced the Sponsor’s decision to pursue the Transaction. • TLGY and Verde have incurred and expect to incur significant transaction costs in connection with the Transaction. • Past performance by TLGY and by its management team may not be indicative of future performance of an investment in TLGY or Verde PubCo. • The loss of any member or change in structure of Verde’s senior management team could adversely affect its business. • TLGY’s Existing Governing Documents waive the doctrine of corporate opportunity. • Activities taken by existing TLGY shareholders to increase the likelihood of approval of the Transaction Proposal and the other proposals described in this proxy statement/prospectus could have a depressive effect on TLGY’s securities. • Because Verde is not conducting an underwritten public offering of its securities, no underwriter has conducted due diligence of Verde’s business, operations or financial condition or reviewed the disclosure in this proxy statement/prospectus. • The SEC has recently issued proposed rules relating to certain activities of SPACs. Certain of the procedures that TLGY, a potential business combination target, or others may determine to undertake in connection with such proposals may increase TLGY’s costs and the time needed to complete its initial business combination and may constrain the circumstances under which TLGY could complete an initial business combination. The need for compliance with the SPAC Rule Proposals may cause us to liquidate the funds in the Trust Account or liquidate the Company at an earlier time than we might otherwise choose. • If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we would expect to abandon our efforts to complete an initial business combination and instead to liquidate the Company. • Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect TLGY’s business, including its ability to negotiate and complete its initial business combination, and results of operations. • To mitigate the risk that TLGY might be deemed to be an investment company for purposes of the Investment Company Act, TLGY may, at any time, instruct the trustee to liquidate the securities held in the Trust Account and instead instruct the trustee to hold the funds in the Trust Account in cash until the earlier of the consummation of TLGY’s initial business combination or its liquidation. As a result, following the liquidation of securities in the Trust Account, TLGY would likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount the public shareholders would receive upon any redemption or liquidation of the Company. • Subsequent to the consummation of the Business Combination, Verde PubCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the share price of its securities, which could cause you to lose some or all of your investment. • TLGY may be targeted by securities actions and derivative suits that could result in substantial costs and may delay or prevent the consummation of the Transaction. • TLGY’s independent registered public accounting firm’s report for TLGY contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a “going concern.” • Verde PubCo will incur increased costs as a result of being a public company. • TLGY’s shareholders who do not redeem their public shares will have a reduced ownership and voting interest after the Transaction and will exercise less influence over management. • Verde PubCo’s future success depends in part on recruiting and retaining key personnel. The loss of key personnel or the hiring of ineffective personnel after the Transaction could negatively impact the operations and profitability of Verde PubCo.

INVESTOR PRESENTATION / OCTOBER 2023 29 KEY RISKS RELATED TO THE TRANSACTION AND TLGY (CONTINUED) TLGY is subject to numerous risks, including but not limited to: • The unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what Verde PubCo’s actual financial position or results of operations would have been. • The ability of TLGY’s public shareholders to exercise redemption rights with respect to a large number of its public shares may not allow it to complete the Transaction or optimize the capital structure of Verde PubCo and may increase the probability that the Transaction would be unsuccessful and that you will have to wait for liquidation in order to redeem your shares. • TLGY’s Initial Shareholders, as well as Verde, TLGY’s directors, executive officers, advisors and their respective affiliates may elect to purchase public shares prior to the consummation of the Transaction, which may influence the vote on the Transaction and reduce the public “float” of its Class A ordinary shares. • If our Initial Shareholders, officers, directors or their affiliates elect to purchase public shares from public shareholders, such purchases may affect the market price of TLGY’s securities. • If third parties bring claims against TLGY, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in its initial public offering). • TLGY’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the public stockholders. • TLGY may not have sufficient funds to satisfy indemnification claims of its directors and executive officers. • In the event TLGY distributes the proceeds in the Trust Account to its public shareholders and subsequently files a bankruptcy petition or an involuntary bankruptcy petition is filed against TLGY that is not dismissed, a bankruptcy court may seek to recover such proceeds, and TLGY and the TLGY Board may be exposed to claims of punitive damages. • If, before distributing the proceeds in the Trust Account to TLGY’s public shareholders, TLGY files a bankruptcy petition or an involuntary bankruptcy petition is filed against TLGY that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of its shareholders and the per share amount that would otherwise be received by its shareholders in connection with its liquidation may be reduced. • TLGY’s shareholders may be held liable for claims by third parties against TLGY to the extent of distributions received by them upon redemption of their shares. • TLGY is and Verde PubCo will be an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if Verde PubCo takes advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make its securities less attractive to investors and may make it more difficult to compare its performance with other public companies. • Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for TLGY to effectuate the Transaction, require substantial financial and management resources and increase the time and costs of completing a business combination. • A significant portion of TLGY’s total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of Verde PubCo Common Stock to drop significantly, even if Verde PubCo’s business is doing well. • Verde PubCo’s directors, executive officers and principal stockholders will continue to have substantial control over Verde PubCo’s company after the consummation of the Transaction, which could limit Verde PubCo’s ability to influence the outcome of key transactions, including a change of control. • Humanitario Capital, LLC., Verde’s principal stockholder, beneficially owns greater than 50% of Verde’s outstanding shares of common stock and is expected to own greater than 50% of Verde PubCo Common Stock following the consummation of the Transaction which will cause Verde PubCo to be deemed a “controlled company” under the rules of Nasdaq. • The public shareholders may experience immediate dilution as a consequence of the issuance of Verde PubCo Common Stock as consideration in the Transaction. • Warrants will become exercisable for Verde PubCo Common Stock, which, if exercised, would increase the number of shares eligible for future resale in the public market and result in dilution to its shareholders. • Even if the Transaction is consummated the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment. • Verde PubCo may redeem a warrant holder’s unexpired warrants prior to their exercise at a time that may be disadvantageous to such warrant holder, thereby making its warrants worthless. • A warrant holder may only be able to exercise its public warrants on a “cashless basis” under certain circumstances, and if a warrant holder does so, such warrant holder will receive fewer Verde PubCo Common Stock from such exercise than if a warrant holder were to exercise such warrants for cash. • Even if we consummate the Transaction, there can be no assurance that our public warrants will be in the money at the time they become exercisable, and they may expire worthless. • If you elect to exercise your redemption rights with respect to your Class A ordinary shares, you will be deemed to have tendered your contingent right to receive distributable redeemable warrants for no additional consideration, and as a result, will not receive any distributable redeemable warrants in respect of such redeemed public shares. • If the amount of Class A ordinary shares redeemed by shareholders is low, shareholders who choose not to redeem their shares may only receive a small amount of distributable redeemable warrants. • TLGY’s warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of its warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with TLGY. • Nasdaq may not list Verde PubCo’s securities on its exchange, which could limit investors’ ability to make transactions in Verde PubCo’s securities and subject Verde PubCo to additional trading restrictions. • An active, liquid trading market for Verde PubCo’s securities may not develop, which may limit your ability to sell such securities.

INVESTOR PRESENTATION / OCTOBER 2023 30 KEY RISKS RELATED TO THE TRANSACTION AND TLGY (CONTINUED) TLGY is subject to numerous risks, including but not limited to: • Reports published by analysts, including projections in those reports that differ from Verde PubCo’s actual results, could adversely affect the price and trading volume of its common shares. • Verde PubCo may fail to meet Verde PubCo’s publicly announced guidance or other expectations about Verde PubCo’s business, which would cause Verde PubCo’s stock price to decline. • Verde PubCo does not intend to pay cash dividends for the foreseeable future. • Because Verde PubCo does not anticipate paying any cash dividends on its capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain. • TLGY is subject to, and Verde PubCo will be subject to, changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both TLGY’s costs and the risk of non-compliance and will increase both Verde PubCo’s costs and the risk of non-compliance. • During the pendency of the Transaction, TLGY will not be able to solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, or enter into a Transaction with another party because of restrictions in the Merger Agreement. Furthermore, certain provisions of the Merger Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement. • Recent increases in inflation and interest rates in the United States and elsewhere could make it more difficult for TLGY to consummate the Transaction. • Military conflict in Ukraine or elsewhere may lead to increased volatility for publicly traded securities, which could make it more difficult for us to consummate an initial business combination. • Verde PubCo’s business and operations could be negatively affected if it becomes subject to any securities litigation or stockholder activism, which could cause Verde PubCo to incur significant expense, hinder execution of business and growth strategy and impact its stock price. • Verde PubCo will need, but may be unable to obtain, funding following the consummation of the Transaction on satisfactory terms, which could dilute Verde PubCo’s stockholders and investors, or impose burdensome financial restrictions on its business. Risks Related to the Domestication • The Domestication may result in adverse tax consequences for holders of TLGY Class A Ordinary Shares and TLGY public warrants, including holders exercising their redemption rights with respect to the TLGY Common Stock (such term to be used throughout this section “Risks Related to the Domestication” as such term is used in the section entitled “Material U.S. Federal Income Tax Considerations”). • Verde PubCo could be subject to changes in tax rates or the adoption of new tax legislation, whether in or out of the United States, or could otherwise have exposure to additional tax liabilities, which could harm its business. • Upon consummation of the Transaction, the rights of holders of Verde PubCo Common Stock arising under the DGCL as well as the Proposed Governing Documents will differ from and may be less favorable to the rights of holders of public shares arising under Cayman Islands Companies Law as well as the Existing Governing Documents. • Delaware law and Verde PubCo’s Proposed Governing Documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable. • Verde PubCo’s Proposed Charter will designate the Delaware Court of Chancery or the United States federal district courts as the sole and exclusive forum for substantially all disputes between Verde PubCo and its stockholders, which could limit Verde PubCo’s stockholders’ ability to obtain a favorable judicial forum for disputes with Verde PubCo or its directors, officers, stockholders, employees or agents. • The Proposed Charter provides for indemnification of officers and directors of Verde PubCo at Verde PubCo’s expense, which may result in a significant cost to Verde PubCo and hurt the interests of its stockholders because corporate resources may be expended for the benefit of officers and/or directors.

INVESTOR PRESENTATION / OCTOBER 2023 31 KEY RISKS RELATED TO THE TRANSACTION AND TLGY (CONTINUED) Risks Related to the Redemption • Public shareholders who wish to redeem their public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account. • If a public shareholder fails to receive notice of TLGY’s offer to redeem public shares in connection with the Transaction, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed. • TLGY does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for TLGY to complete the Transaction even though a substantial majority of TLGY’s public shareholders having redeemed their shares. • If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares. • There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position. • The securities in which TLGY invests the funds held in the Trust Account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by public shareholders may be less than $10.00 per share. • U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. In addition, because the Domestication will occur prior to the redemption, if you exercise the redemption rights, you will be subject to the potential tax consequences of the Domestication as well. • A new 1% U.S. federal excise tax may be imposed on Verde PubCo in connection with the redemption of Verde PubCo Common Stock in connection with the Transaction. Risks if the Adjournment Proposal is Not Approved • If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Transaction and the Domestication, the TLGY Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Transaction will not be approved, and, therefore, the Transaction may not be consummated. Risks if the Domestication and the Transaction are not Consummated • We cannot assure you that we will be able to complete the Transaction or any other business combination prior to April 3, 2023, the date by which we are required to complete a business combination or be forced to liquidate. • If TLGY is not able to complete the Transaction with Verde nor able to complete another business combination by April 3, 2023, in each case, as such date may be extended pursuant to its Existing Governing Documents, TLGY would cease all operations except for the purpose of winding up and TLGY would redeem its public shares and liquidate the Trust Account, in which case TLGY’s public shareholders may only receive approximately $10.00 per share and TLGY’s warrants will expire worthless. • Unlike other blank check companies, TLGY may extend the time to complete an initial business combination by up to nine months for paid extension. However, the Sponsor may decide not to extend the time for TLGY to complete an initial business combination. • You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or public warrants, potentially at a loss. • If TLGY does not consummate the Transaction or any other business combination by April 3, 2023, TLGY’s public shareholders may be forced to wait until after April 3, 2023 before redemption proceeds from the Trust Account may become available to TLGY’s public shareholders. • If the cash held outside the Trust Account is insufficient to allow TLGY to operate through April 3, 2023, and TLGY is unable to obtain additional capital, TLGY may be unable to complete its initial business combination (including the Transaction), in which case TLGY’s public shareholders may only receive $10.00 per share, and TLGY’s warrants will expire worthless.

Presentation transcript:

Josh Nycholat

Hello, everyone. Welcome to TLGY and Verde Investor Webinar. I'm Josh, your host for today's event and I'm excited to guide you through our presentation. Today we have an incredible opportunity to discover a Verde Bioresins Inc, a visionary and sustainable product innovation and a full service bioplastics production company and TLGY, a special purpose acquisition company rooted in private equity and transformational operations.

Joining us today is Joe Paolucci, CEO of Verde Bioresins, Brian Gordon, President and COO of Verde Bioresins and Jin-Goon Kim, CEO of TLGY Acquisition. Together, they'll guide us. They will provide insights into Verde's remarkable technology, the vast unmet needs within the market, the sustainability and viability of Verde's revolutionary product, PolyEarthlyneTM, strategic partnerships to drive market adoption and a unique SPAC structure designed to maximize upside potential while providing downside protection for investors.

Our agenda for today includes an introduction to TLGY and Verde, market dynamics and growth opportunities, the proposed business combination mechanics, financial forecasts and sustainability initiatives, a Q&A session to address your inquiries where you will be able to ask questions in the chat. Before we dive into the heart of our presentation, I want to take this opportunity to introduce you to the speakers and leadership behind this partnership.

Joe CEO Verde Bioresins, champions the company with over 40 years of experience in the petrochemical industry. His expertise covers joint ventures, market development and technical sales, spanning various with extensive commodity and present engineering experience.

Brian Gordon, President and COO of Verde Bioresins, is the driving force behind the development for their groundbreaking sustainable solutions. His visionary approach to sustainable product innovation and bioplastics production is at the core of today's discussion.

Joining Joe and Brian is Jin-Goon Kim, CEO of TLGY, acquisition. With two decades of experience as a transformational CEO and a background in private equity at top firms, Jin-Goon brings strategic acumen to this venture ensuring TLGY’s unique approach aligns perfectly with Verde’s vision. Before they present, I'd like to remind everyone that certain statements made during today's presentation may contain forward looking information within the meaning of applicable securities laws.

We encourage you to review the disclosures presented at your convenience, and following this presentation will open the floor up to questions. To ask questions at the end of the presentation please use the Q&A function and submit your questions and we'll then review them at the session. And now I'll pass it on to Joe following the disclosure section.

Joe Paolucci

Hi Josh and thank you everyone for joining us today and thanks for the opportunity. I think and hope you're going to find some of this information very, very interesting and feel free to ask questions at the end. So to tee things up this first slide is going to provide kind of a quick overview of the current end of life disposal practices for petrochemical based plastics today.

I think the key points here are there's basically 700 billion pounds of plastics produced annually and of these 700 billion pounds of plastics, only 9% are currently recycled through either mechanical or chemical recycling means. This is typically through curbside pick up, which obviously varies from municipality to municipality. And of course, the quality of those products often do not meet the, let's say, recycle standards of the brand owners who want to use these products or incorporate them in order to meet their goals.

On top of this, about 90% is incinerated. And yeah, that helps to alleviate some of this product from going to landfill, but it's not necessarily seen as environmentally friendly and then there's the additional 22% down there that ends up in uncontrolled sites, which really ultimately resurfaces in the environment, which is still a big issue and will need to be addressed.

But today we're going to talk to you about that 50% at the bottom left of the slide that really represents a significant opportunity for the bio-degradable polymers such as PolyEarthlyneTM, which as you'll see, the biodegradable polymers today are less than 2% of the current market supply.

Next slide, Josh.

So what does this mean for us? It's a massive untapped market for bioplastics, and this really is being driven by the top Fortune 500 companies, these international brand owners who have already implemented their EPR goals to eliminate plastic waste and address plastic pollution.

They set the EPR goals for 2025, 2030, 2045 and 2050 and beyond. Right now, there’s significant hurdles for them to address these, especially with the limited amount of recycled polymers that are available like I said before, and the amount of product that's still being sent to landfill. Something needs to be done to address this landfill issue.

Some of the big names you're familiar with already are the typical PepsiCo, P&G, Target, Amazon, FedEx, all these, excuse me, guys have implemented goals to reduce their plastic waste quickly over the next 5 to 10 years. And again, that note up there, about less than 2% of bioplastics today are in the marketplace. Huge opportunity for us.

Next slide, Josh.

So this slide provides some background on Verde, PolyEarthlyneTM, and what we do. Basically we, Verde, we’re a bioplastics resin company who utilizes proprietary biodegradation technology to manufacture a product line that we call PolyEarthlyneTM. Okay. A key point about PolyEarthlyneTM that I really want you all to keep in mind is our products are unique because they are these four key areas. They're biobased from renewable feedstocks, they're recyclable, they're reusable, and if they end up in landfill, they will ultimately biodegrade because of the proprietary technology. This allows us to address curbside recycling issues, meaning allowing it to be curbside recycled along with polyethylene and polypropylene and PET and the other products. But it also provides a backup if these products go to landfill. On top of that, a key point to keep in mind is that we are the only polymer in the industry today that can meet all four of those industry requirements of bio-based, recyclable, reusable and landfill degradable.

What's also unique about PolyEarthlyneTM is that our products our biodegradation technology allows us to be shelf stable and thermally stable in all environments. What this means is we will not break down until our product actually gets placed into a landfill where there are microorganisms present that interact with our biodegradation technology and start the breakdown process. This allows our polymer to be used in single use products as well as durable goods, which is a huge benefit that the current bio-based products can not yield across the board.

Okay. No other bio-based polymer can do this today. Okay. And last but not least, we have an incredible state of the art R&D team located at our Fullerton facility, which is onboard customizing products day in and day out. But also that the facility is being expanded today to be able to produce over £50 million pounds of capacity annually.

Next slide, Josh.

So when you compare our products to other bio-based polymers, this slide will give you a little overview, but it's pretty easy to see when you go down to the pie charts. The PolyEarthlyneTM has a distinctive advantage over the competitive products. When you look at end of life solution, like I said before, we meet all four of those industry requirements of bio based, biodegradable, reusable and biodegradable.

Okay, when it comes to low cost, everything that we have seen today based on our current customer base and the competitive material pricing, we are at or below all of these competitive products out there. Scalable, one thing that's very unique about Verde’s technology is that we can increase capacity by the additions of adding additional extruders. The other polymer producers have to expand reactor capacity, which is significant Capex. Our Capex is minimal compared to the others because we can expand as needed with incremental volumes based on each extruder that we add. Okay. Drop in ready, what we mean by that is our materials are designed to be used on existing customers tooling, whether it's an extrusion line, injection molding machine, blow molding machine or a film line so that there's no Capex required by our customers. Basically, once our product is developed by our R&D team, it's a matter of running trials, dialing in the best process window, and they could be commercial. Okay. And the last part, which is really important, is the broad applications. We have a product line today, a portfolio that allows us to supply products for extrusion and thermoforming, injection molding, blow molding, blown film, etc. so we can meet virtually every segment of the curve disposable packaging market and the durable goods. Excuse me.

Next slide, Josh.

This slide shows specifically how PolyEarthlyneTM compares to some of the other mainstream bioresins, specifically PLA, PHA and Green PE. In short, PolyEarthlyneTM outperforms the competitive products across the board. And again, this is in both the environmental all four of these areas, environmental driven application, specific application area, the manufacturing, and the cost requirements. But especially what PolyEarthlyneTM does address is like I said before, those four key industry requirements of bio-based, recyclable, reusable and biodegradable.

And if you hear me saying that a lot, it's on purpose because this is really unique for our product. In short, when you take a look at PolyEarthlyneTM, we're a green checkmark in every area of environmental. From a cost standpoint, we are the low cost producer. Manufacturing process, we're easy to expand and applications, we can get it to everything across the board.

Now to say this versus the competitive materials, we are not saying that there's not a fit for PLA, PHA and the Green PE, there are specific needs for them. They’re going to be demands when you if you reflect back there was only 2% of biopolymers today being utilized in the current polymer market. There is room for all of us. And in fact, they're all needed because some of these other products will fit the bill of some low-end disposable applications that may not require all the key performance of some of the higher, more performing polymers. Okay. And again, like I said, I'm going to reiterate over and over again, but bio-based, recyclable, biodegradable and thermally stable, allowing this to be durable.

Next slide, Josh.

So, near-term customers, a very, very important point is that our pipeline has already identified a potential of over $250 million of sales based on the fact that our products can get into each of these key segment areas. Disposable packaging use you see day in, day out, the amount of heat and scrutiny the disposable products are taking, especially because they're seen blowing around in landfills and blowing around in the streets.

This customer base involves people like the solo cups of the world, and dark containers, the packers, the berries, but also some of the non-integrated guys that produce sheet and thermal form trays for some of the smaller, let's say, larger food chains, and disposable takeout items. Okay. Durable goods, just as important. What we didn't realize is that some of these houseware applications and converters would come to us and say, hey, can you actually slow down your biodegradation process so that we can boast a product that has a durability lifespan of over five years?

And the short answer is yes. So as a result, we can get into reusable products, durable products, even products that are dishwasher to top shelf, safe. And last but not least, the flexible film packaging area, which has taken a lot of scrutiny and has even been banned in a lot of the cities. Our product because it is bio based, reusable and that's a key word here and still recyclable, allows a lot of these bags to get back into applications in the municipalities that have previously banned the standard polyethylene bags.

Josh, next slide.

And last but not least, a quick overview of our team, starting with Brian Gordon, who’s our Chairman and President. Brian has 20 years of experience both in the mergers and acquisitions as well as at IBM, and Merck, myself, Josh already introduced me, so I'll save you there. But Gary Metzger, who has been part of Amco, you may even recognize that name, a large super compounder that's been part of this industry for a long time and now part of a Ravago, a big distributor. But Chris, right, you know, our head of R&D, Jovan Solaire, who is our head of engineering, and Terry Retin, who is our head of sales. and of course, Jin-Goon on the end, who you will be meeting and will be introduced later. So with this, we literally have over 120 years of experience in both polymers, acquisitions, mergers and growth areas, especially in these high value segments like sustainability. So, on that, I'm going to pass it all to Brian and thank you.

Brian Gordon

Well, good morning. My name is Brian Gordon and I'm the founder of Verde Bioresins. I started the company about four years ago with a passion for number one, understanding that in the United States, about 85% of all plastics go directly to the landfill and only 5 to 6% are ever recycled. So, there's a huge opportunity. And we wanted to create a true game changer.

And we did it by creating a bio-based, which is a renewable and sustainable product that's generally curbside recyclable and landfill biodegradable. And when we looked at how we'd accomplish this, we looked at the various types of products on the market, such as a lot of different polymers, and we decided to go in a different direction. We decided to create a resin using existing ingredients, existing polymers and a lot of other ingredients to combine them in a way to meet the physical and mechanical properties of our customers, not only as a replacement for bio-based, biodegradable products, but a replacement for traditional plastics as well.

So, in other words, when you took a look at the $600 billion plastics market annually, our focus in the intermediate term is on replacing roughly $300 billion worth of products in terms of the total addressable market focused on polyethylene and polypropylene. And so ultimately what we've done is we've created this resin and we've done that because we looked at all the polymers and we determined that they take, you know, years to decades to create.

They take hundreds of millions, billions of dollars to get to market. And there are questions as to whether they're scalable at that point as well. So, when you look at our products, they're thermally stable, they're curbside recyclable. We have a great shelf life due to the natural degradation process of our products. We can customize the grades. So if a large customer has specific physical and mechanical properties that they want us to hit, we can create a custom resin for them that will be drop and ready. And because we use off the shelf ingredients generally, our price is economically feasible.

Next slide, Josh.

So ultimately, when you look at the landfill bio degradation of our products, we start with a product, and as Joe said, you know, our goal is to reuse, to recycle, and then to degrade as a belt in suspenders. So, when we look at this, our biodegradation process is a natural one. So, it requires microbes from the earth in order to facilitate that biodegradation. And those microbes are highly present in landfills. So we create our product. We have certain ingredients in our product that attract microbes to PolyEarthlyneTM. And then we have other ingredients that enable PolyEarthlyneTM to be fully digested. And as you can see in terms of the process, based on the ingredients that we use and the way in which we process our trade secrets and know-how technology through chain scission and oxidation as well, the chains are shortened and eventually become some sort of a waxy substance and eventually end up degrading back into the earth without the creation of microplastic particles, and that's really important because we wanted to ensure that we're using a natural process. All of our ingredients are FDA Title 21 compliant.

Next slide, please.

So, in terms of our products, we focused on polyethylene and polypropylene, and we did that on items like thermoform applications. So, here's a thermoform tray and another thermoform tray, and here's a third thermoform tray. And we work with some of the largest converters in the industry to ensure that our products work on a drop-in basis for everything. We can make durable goods like this chain, and we can make living hinges like this living hinge right here. And ultimately, most of the things that I'm talking about, you would never see in a bio-based, biodegradable product because they just don't exist. Here's a blow molded product. And then they also make things like so here's some of our film. But ultimately this film, you can color it as well, which is different than most other biodegradable bio-based products.

Why don't we go to the next slide, please?

So the key, one of the biggest keys to our product is that it's drop-in ready and that was what we tasked the company to do. That's what I take the developers to do, because that drop-in ready enables us to replace traditional plastics. When you take a look at all the other bio-based biodegradable plastics, they have a lot of trouble based on their thermal instability, their brittleness, and they require you to buy a bunch of additional equipment in order to convert their products. Or you have to use their converters that already have their existing equipment. Whereas we wanted to make sure that all the national brands and converters that we're working with can just drop our product into existing manufacturing equipment. And if you can see, you know, it's taken us less than four years to get to this point where now we're ready to ramp. And as a result of that, we're poised for mass market adoption. And I think that that's a real key based on the other polymers in the industry, because what we've done in terms of our ways to achieve the drop-in ready and the economic feasibility and then finally the scalability, which we'll talk about in a second, that's really driven us to be able to be differentiated versus the other bio-based biodegradable products in the market.

Why don't we go to the next slide, please?

So, high volume production and supply chain strategies. We've taken off the shelf ingredients, we’ve taken equipment that's generally available and modified it to be able to create our products and make them work on a drop-in basis. And that's what's taken years to be able to accomplish. We've created partnerships with strategic suppliers and distributors and equipment manufacturers in order to achieve our products.

And as you can see, we're looking at ,we currently have capacity to achieve roughly 16 million pounds by the end of the year will be at 25 million pounds and by sometime mid to late 2024, we expect to have capacity in excess of 50 million pounds. And then, of course, this investment that we're looking to achieve will enable us to scale to hundreds of millions of pounds a year. So strategic agreements with companies like Braskem will help us get there.

Next slide, please.

We also, so we've been working directly with dozens of large plastics users, and we've developed a strategic partnership with Vinmar Polymers, America and then Vinmar International, one of the largest plastics distributors in the world. And they're bringing us opportunities on a daily basis as well with large customers. And based on that, we have a sales pipeline in excess of $250 million today, and that's growing every week. So with the sales pipeline and with the scalability of our products based on primarily the drop-in ready basis, we believe we're in a great position to move this company forward. And with that, I'd like to take it over to Jin-Goon Kim.

Jin-Goon Kim

Joe and Brian, thank you very much. I really find your stories exciting every time I hear. It's a great thing that you guys have built and TLGY is very excited to be your partner and really bring you to the market, you know, transaction that is based on a very unique SPAC structure. We're trying to raise capital to help Verde realize it’s dreams of a rapid growth at the cusp of a commercialization. It's about a $500 million transaction. The company is valued very fairly at $365 million pre-money EV, which we believe is at discount to the public comp, which we believe could also support a number of more like $300 to $700 million. The transaction is very unique in multiple ways and we will get into that a little bit more. But what's really important about this is that, number one, they don't really need a lot of money because the unit economics is really great and cash flow almost at the end of the first year is going to become a positive or breakeven as you have seen more details in the presentation that we have filed. And we have a structure that allows our investors to overcome the problems that they find in today's SPAC market, which I'll get into a little bit more. And also, there's an alignment across all of the shareholders, which also makes this very much a different type of SPAC transaction where most of the SPAC transactions unfortunately have suffered what we believe is not necessarily the top quality companies that are ready for public company status and often valued much higher than they really deserve to be.

So next page, Josh.

So first a little bit about TLGY, we're a group of operators and private equity veterans. You can see the companies that are that we've come from. This is only just a partial list of the management board members, but we also have a very wide network of advisors that come from very impressive, top industry companies as well as top private equity and venture capital companies. And TLGY really sees our, we see ourselves as a private equity and even if you look at how we did it in a lot of details in the presentation that's filed, we have gone out to a nine month journey to really understand this market, do our own field testing, go through all the points. We've actually created the strategy and refined basically why we believe the company’s position to win. It all really comes from our belief that the SPAC transaction that we want to back have to become a company that we believe will be a unicorn in the making. That is giving everyone a very aligned interest where the company makes money only when everyone else does and as proving point, the company has put about 50% of their economics in an earn out that is not just a very little tick in the stock price, but a 35% IRR per year over 4 to 5 years. So they're confident of delivering that because they put about half of their economics in that. And so, and also SPAC sponsors have also put a significant amount of our economics on the performance of the transaction as well as the stock price.

Next page, please.

In addition to the type of private equity structure that we've created, we've also foreseen that the market was going to have a big issue around redemption and a lot of bad deals. And, you know, you asked the question of will, you know, we love the deal, but a lot of SPAC companies do not give me enough reason to invest before DeSPAC, because most of them just fall way below their IPO price of ten bucks. Now, we've created a structure that when a market condition is very adverse and in natural leads to a high redemption is it does today. Number one, we picked Verde that doesn't require a lot of money. So, the minimum cash condition is very low. But on top of that, when that happens, that naturally provides a protection mechanism that gives you both the upside and downside without issuing any new equity or dilution. It is all using the IPO proceeds that was not given at the time, but held back and really given to people who are funding the company at closing, which is a very different approach than a lot of the SPAC’s out there. So, we're using the IPO proceeds to basically reward people who are not redeeming to a tune of at 90% redemption, they get about 2.6 share for every share they own, which translates into about a 2.5 times acceleration if the stock were to go up and it translates to about a $4 downside protection on price if the stock were to go down. So, there's really not a lot of structure, if any, that doesn't use further dilution and protects you on the downside as well as give you the upside. And we've created that with the structure and we believe this will give a lot of reason for investors to come in before DeSPAC as opposed to wondering why would I want to take that risk can I just wait? Because if you wait, then you won't get all of this upside.

So back to you, Joe, and maybe we'll go to Q&A after that.

Brian Gordan

Microphone, Joe.

Joe Paolucci

Yeah, I have to unmute myself. So for the for the team and for the viewers, this last slide is really going to review some of the high level quickly investment highlights. The first point is point one, the large addressable market, when you consider this whole global plastics market is under significant regulatory pressure. We already know that 50% of plastics is going to landfill and only 2% of biopolymers are used in that area today. We really have what we believe is a winner and a market driven and a market proven product to help address this shortfall. And that is based on point two, our strong customer interest with pretty much 50% of the plastics market to be addressed. Our customers know that it's their products going into those markets. So, we have people like Vinmar, as Brian had mentioned, a strong distributor that has have come to us and literally asked us to represent our product lines and they have some 25 plus sales-people out there, which again helps us to minimize costs, but also to get direct sellers in the marketplace to address that $250 million potential pipeline that we're looking at. Okay. point three, just as important, the first mover aspect, we truly believe that the proprietary technology of the PolyEarthlyneTM products address all four of those industry requirements of bio-based, recycle, reuse, biodegrade. This is really going to help, we think, both municipalities as well as our clients start taking a look at alternatives to the fossil-based products. Point four. This is really important as well. Potential to secure supply feedstocks. The strength is in the value chain as most people know. Our ability to partner with not just some of the bio product producers, but specifically a major supplier like Braskem is, was huge for us. Some thought that Braskem might consider us to be a competitor, but no, in fact they see us as an addition, a benefit to their product line because we're an additional channel to market that helps take their products to market. The fifth point, well, I should say another point under that is that allows us to minimize Capex. Again, very important for us to expand when we have backing of major resin producers such as Braskem. Point five, the strong economics and returns. We already know that we have strong margins, we have low operating costs and it’s only going to get potentially lower as we expand capacity and put more pounds underneath each of the facilities. But also reducing gear, keeping down capital expenditure requests. On top of that as well is the TLG Y is going to be working with us to provide the partners and investors who are seeking not only to get some investment in this space, but to share in the growth that we believe will be present in this area moving forward. And last but not least, the skilled management that we have. We have Verde’s 100, 120 years of experience and TLGY's deep roots in the private equity and operations. So, we really do think we bring together an excellent team, a balance and knowledge of the marketplace and more importantly, products that will satisfy a broad base of demands by customers and let's say the environmental concerns of the NGOs and thanks!

Josh Nycholat

Thank you very much, Joe, Brian and Jin-Goon for an insightful presentation. I'll move us on to the Q&A section now and we'll begin reading out the questions that come through in the Q&A function. So, if anybody in attendance has questions, please begin asking them into the Q&A and we'll get through the list as we move along. And thank you very much for listening to the presentation so far.

So the first question that's come in is, could you outline the strategic initiatives and factors that will contribute to the significant expansion of the TAM from its current short-term value of 100 billion to the long-term value of 300 billion?

Brian Gordon

Joe, would you like to take that or would you like me to?

Joe Paolucci

So why don't you hit that one, Brian? Yeah, go ahead.

Brian Gordon

All right. So, when you take a look at our market, it focuses right now today on polyethylene and polypropylene, which represents roughly half the market. I've shown you things like thermoforming applications, injection molding applications with living hinges, etc. Before the end of the year, we expect to have coatings on paper, which will be a huge market for us, and we're working on the remaining aspects of polyethylene and polypropylene today. We're working with customers in confectionery, in foodservice, in semiconductor and electronics industries. We're working with customers in beauty and cosmetics and automotive and so ultimately, we believe that we'll be able to be able to attack the 300 billion total available market and hopefully get a small but significant percentage of that market.

Joe Paolucci

And I'll ducktail on top of that. As we were referencing during the presentation, we have these products that seem to be having some great success and traction in all of these markets: extrusion, blow molding, injection molding, and so on. Each day that we take a step forward, we start finding out more of the applications where we see some potential, more rapid ramp up. And one of the areas is film, because our film, our product process is very, very well below film lines. And we've already gotten a couple of NFL team conversions where they had to basically exit the use of plastic bags, whether it's retail sales and internal retail areas where we elected to go with one or two, you should see a press release on it soon, we hope to have it out there over the next couple of weeks, but we really expect to get some, let's say, high visibility around how these products help to address, like we said, not just the disposability side, but the reusability side. Because what their finding out is a lot of the plastic or I should say the plastic bag alternatives have carbon footprint significantly worse than not just PolyEarthlyneTM, but existing products that are out there today. So, long story short, we continue to learn where our products may have some additional traction and even growth potential in the short-term.

Josh Nycholat

Thank you very much, Joe. The next question that's come in is, could you please describe the timeline when you're thinking about some key contracts winds? So in reference to the $250 million backlog, how is that being billed? What is the sales process like? And how are you moving that along to expand, build and close contracts?

Joe Paolucci

I will refer to you.

Brian Gordan

Okay, So, so we started with developing physically and mechanically capable products. We started with developing bio degradation technologies that enable us to manipulate the product in a way to enable us to get landfill biodegradable within seven or five or three or shorter, amount of years. And then we started working with customers that had very specific needs, and those needs were for extremely large volumes of products that $250 million is risk adjusted as well. And ultimately so we have companies that we've been working with for a considerable amount of time and we have companies that we've been working with for short periods of time. We’ve created stock blends that will enable us to just replace the traditional plastic product today. And we have dozens of customers that have purchased several thousand pounds that are currently testing our products in their large volume manufacturing facilities. And we have other customers that are looking at one step before that. So ultimately, ultimately sales are imminent. And so we're just trying to scale up our production to meet those, those needs that we expect in the very short term that should be in excess of our capabilities in terms of our capacity.

Jin-Goon Kim

Yeah so Brian, let me add a little bit, I think perhaps the person is also looking for more specific numbers. We have in our forecast about a million before closing the six month before closing and about 10 million post-closing for six months. And we are pretty confident that given our closing expected date is probably beginning of this year, we're in the, I'm sorry, end of this year, or beginning next year, maybe we will probably have met those numbers and probably will be in a position that we might actually be able to overachieve those numbers.

The real ramp up is going from thousands and tens of thousands of pounds, which translates into double digit dollars to a production level deployment, which takes time to ramp up. And once it does, it goes to millions and tens of millions of dollars in pounds than anything else you want to add to that, Brian?

Brian Gordon

Yeah, that's right. And so based on if you take a look at our year two projections that are somewhere in the range of $60 to $80 million at about a 45% gross margin and 15% to 20% EBITDA margin, that's really where we're looking at starting from. And then obviously taking it from there by increasing our margins through economies of scale and reducing our cost over time to come closer to parity with traditional plastic.

Josh Nycholat

Excellent. Thank you all very much for answering those. The next step is obviously within the realms of the intellectual property, could you discuss the manufacturing process of how PolyEarthyleneTM is made?

Brian Gordon

Sure. Why don't I start on this, Joe, and feel free to chime in whenever you'd like. So, we make resins and we use dozens of different ingredients, and a specific resin pellet could easily have a dozen ingredients in it to be able to achieve the physical and mechanical properties and the biodegradation capabilities that we're looking for. So we combine these ingredients in a certain way, and then we take off the shelf production capable equipment, meaning equipment that takes a good ten months to produce, and then we modify it to meet the needs of our products. So we use various degrees of ingredients of mixing and processing those ingredients, and then manufacturing in terms of trade secrets and knowhow.

Joe Paolucci

And then to build on that. One of the really unique or interesting components of our technology may not always be in the formulation, but it might be how we bring the products together. As Brian stated, a lot of our products are multi-component, more than one two, three or four. They can be in excess of 6 to 10. And how we bring them together is key because sometimes compatibilization and other things need to be done to make these materials perform in the unique areas that they that they do. And what's really interesting is that we these different pieces of bio-based material and let's say even at times non-bio-based because some of our customers only want a 50% bio-based material because they're satisfying a let’s say, a check the box, some want a higher percent, some want a lower percent. So we have the ability to customize it. But more importantly, it's how we bring them together with some very, very unique compounding technologies which are really proprietary to us and very difficult to duplicate. So it's not just the material components, it's how we bring them together, the sum of the parts that really makes what we have unique.

Josh Nycholat

Excellent. Thank you very much, Joe and Brian, for answering that question. The next one that's come up here is, in which types of industries are the early fruit or most obvious in terms of customer acquisition and what types of products do you think will have the largest demand over the next twelve months?

Joe Paolucci

I can touch on that a little bit, Brian, and then I think you can build on it as well. We started out, as Brian was showing you in the extrusion and thermoforming area, and we see a lot of growth in that because let's face it, takeout food containers and single use are probably in the primary spotlight of these environmental issues because you see them all over the place. Okay. From there, it's worked very well because our products have been literally drop-in ready on existing extrusion lines and thermoforming lines, which is huge because a lot of times there’s shrink rates and or forming rates that need to be looked at. And even though our products need tweaking, we've been able to definitely accelerate the product qualification. What slows some things down, as some people might be very familiar, is in the food industry there's got to be a lot of, let's say, food testing to make sure there's not any compromise of odor and taste and so forth, which is added a little bit of time to some of our timelines. Which, by the way, I don't know if we emphasize this during, during the call, but our products are all FDA approved under 21 CFR for food contact. Okay. But anyway, it was during some of these extrusion trials and these, let's say, commercialization of some of these products that we started to, to realize some of these other areas like film that had become just as much highly scrutinized where customers were saying, wait a minute, this product gets us around these state or city municipal regulations and have started the interest in looking at these products as well. This is part of that dynamic that I was saying. As we get further and further into what works, we start finding these other channels to market. They may help ramp up our sales from not just the extrusion and thermoforming, but the blow molding and cosmetics. Caps and closures are huge because a lot of people are out there and they're using maybe recycled PET, but they need a bio-based cap for once they recycle those products. So on that, I'll leave it. Brian, I'll let you add into that.

Brian Gordon

No, that's that's exactly right. Food and food contact, confectionery and durable goods. Ultimately, we can meet most of the applications for PE and PP today. And given that there are so many sustainability goals for the national brands and as well as sustainability directors that everyone's scrambling to find a product to work for them and having something that can be dropped into their existing converters where they just need to change the resin rather than changing equipment rather than reducing cycle times and increasing waste. It’s a game changer.

Joe Paolucci

It's that what of the things that we do to try to help shorten that lead time is we have a lot of business development experience, coming out of the commodity polymer areas. And we all know how long it takes often to qualify some of these products, even the most simple applications. But what we are trying to do as well is take a look at the applications where we truly fit. Still keeping in mind some of those larger long term ones where we need to develop and maybe a tweak a product a little bit further to get some of the higher performance. But getting into the applications that show the performance, the capabilities of this product, so it generates the additional demand to help scale us and wrap us up more quickly. Go where we can fit, go where we can really make a difference in the sustainable sustainability area.

Josh Nycholat

Excellent. Thank you both very much for the answer to that question. The next one that's come up in the Q&A is, could you provide insights into any additional strategic partnerships or collaborations on the horizon? And how do these partnerships align with the Verde’s growth and expansion plans?

Brian Gordon

Because we're sticking with the 8K and S4 , we can't discuss those, but we do have several plans on the horizon.

Joe Paolucci

And even to place.

Brian Gordon

I don't know if I can say anything more than that.

Joe Paolucci

I would, I would say in a safe way that Brian is exactly right. We need to be cautious. But I would say that there are several significant brand owner names that we're working with and or have come to us because they absolutely want to show that they're progressing to their 2025. It's going to be tough for some of them on the 2025, but the 2030 goals to reduce the amount of their products going to landfill. So obviously we have we have some partners that we can't wait to be able to talk about further.

Josh Nycholat

Excellent. Thank you both very much. The next one that's come is for Jin-Goon. Given the prevailing high DeSPAC redemption rates, could you elaborate on how the structure of this transaction is designed to enhance investor confidence and promote long term investment?

Jin-Goon Kim

Yes. So the most important thing about a SPAC transaction, it's kind of surprising that I'm saying this, but it's very obvious is actually the asset. So, nothing could really solve the problem of today’s SPAC market where a lot of poor assets have been brought at very inflated prices. And you know that because even after one or two years of being a public company, they trade far below what they went public with. So obviously, even after the overhang is gone, you know that the valuation problem has not even as a public company. So this is very different than a pure private equity investor mindset where we're looking for returns. So we want to buy cheap and want to obviously sell high, right? So we're looking for 25%, 35% type of IRR returns in our business.

And one of the ways that a SPAC allows that is because of its flexibility. It's the only public instrument that allows the public investors come in a private equity like in instrument where you've got an earn out of, let's say, about 50% in our case here, where 50% of the economics that are given is only after the public investors have made 35% IRR fully diluted. Right? So fully diluted they have to make 35% IRR before the company sees the other half, which is a very typical structure that you see in private equity, where you've got this kind of earn out, I don't think you would see this at all in public market. I mean, SPACs have used earn outs, but they actually have done it sort of as a, you know, like a sprinkle on the top. And usually because they are so below ten, it is kind of meaningless. So we think that it's the most important thing is a story you just heard, which is the deal itself. That is the most important thing because ultimately, after you go DeSPAC, it's all about the company and what they're really worth versus what the stock is trading at.

Right? So that's the first thing. And then their ability to create value over time. And if it's a good investment, obviously the company will do very well. So that is the most important thing we've done. The second part of the problem here is that because of the offering in the market of all the bad experiences people have had of prices dropping after DeSPAC, people just say, look, I don't have a compelling reason to invest before DeSPAC. I just wait and see whether price settles somewhere. And I know most cases, I see them going down. And if it does go up, then I just buy high because in this market the risk is actually losing a lot of money for a wrongly priced asset. So, what we've done with the instrument that we've created, which I briefly explain, but there's a lot more details in the 8K investment investor presentation is that we've created a structure where there is a high redemption that indicates a market is actually struggling.

You will have a lot of reasons why you would want to invest before DeSPAC because like I said, a 90% redemption rate, which is kind of where the market is right now, we think that we should probably do better than that, but nobody can guarantee where we are. But let's say that we get to about a 90% redemption. Then investors naturally get from the existing economics that were given out at IPO, nothing that is new that's going to dilute everyone else, but it's the existing economics that tops them up to 2.4, 2.6 times the share of the upside. And that naturally also provides also downside protection to four bucks. So it is a very innovative instrument that we've been talking about it and I think the market really likes it. We’ve had some media coverage around that and it is a very unique instrument that really aligns the interest both on the side of how we value the company, how we use the earnout, and how we actually create an instrument to give people an incentive to come in before DeSPAC if the market is obviously struggling like it is, that right now.

Josh Nycholat:

Excellent. Thank you very much, Jin-Goon, for answering that question. Parallel to that question, there's one more that's come in regarding the financing. Can you outline the strategic allocation of proceeds generated from this transaction and how they will be utilized to support the company's growth and expansion plans?

Jin-Goon Kim

Yeah. So what are the attractions and the reason that you selected this asset is that we.

Brian Gordon

Jin-Goon, we're losing you.

Joe Paolucci

It went to mute.

Jin-Goon Kim

Really, I'm I'm. Not.

Joe Paolucci

There you go. You're back.

Jin-Goon Kim

Okay. So one of the things that we looked at very carefully when we selected of, you know, 50-100 companies that we looked at, is that Verde is a very strong cash flow company that does not require a lot of money to keep going. In fact, they have enough capacity right now in a high enough margin that they could grow without a lot of money, even as a private company that can organically grow.

But that's not what they want to do because this market is so big that the trajectory of growth is much more than what organic growth could afford through organic cash flow. So the proceeds that we're getting, minimum about 15 million, which is our minimum cash requirement for the deal, is really used to deliver and give them sort of that that acceleration in their capacity expansion.

But what they really need is about 55 of which about 35 to 40 will go into giving them a pre-emptive building of the capacity because the ramp up is, as you can see, very rapid so that they can actually meet a capacity expansion within the next few years of hundreds of millions of pounds and hundreds of millions of dollars that we think is a possibility.

And we've talked about this in 8K investor presentation as a mid-term sort of potential outcome, and that is there is a reason that they’re going public and that’s where almost all of the proceeds will go.

Brian Gordon

Yeah, that's exactly right. It's to secure the equipment, the facilities and the and the raw materials to expand aggressively within the next few years.

Josh Nycholat

Excellent. Thank you very much, everyone. The next question that's come in is beyond the environmental benefits, what are the key factors driving market demand for sustainable plastics like PolyEarthyleneTM? Can you share any insights into mark early adoption trends among customers in the industry?

Brian Gordan

Joe, would you like to take that?

Joe Paolucci

I can touch on this I mean, I think a couple of things start happening here. The whole sustainable market is just let's, let's say the drivers are so large. Sometimes even our clients get fixated on certain parts and not thinking about all of them. That's why I kept emphasizing biobased, which was renewable, okay, not fossil based. And then the fact that recyclable because everyone had been looking at the ability to put products into current curbside. And again, I'm not picking on our competitive products, but the PLA’s and PHA’s cannot go into the current recycling streams because they typically only have one life of use. Okay? So, if they end up in the recycling stream, they, they actually can contaminate the existing PET, high density polypropylene, etc., etc.. So our product fits that bill as well. And that's why I keep emphasizing that bio-based, recyclable, but we need to curbside pickup, because our products do identify exactly the same as polyethylene, high or low density and polypropylene, depending on our grades. Okay. The PLA’s and PHA’s don’t. Now, beyond that as well, the biodegradation side is really important to, to understand that some of these competitive products have been specked in certain areas because they are classified as compostable- biodegradable, which means in order for them to biodegrade, they actually have to be sent to a industrial composting site. There are very few of them that exist. In fact, there's less than ten, possibly even less than seven in the entire country that are actively separating compostable plastics in order to make them degrade. So if they get sent to a landfill, they actually don't biodegrade. And that's why our technology was unique. Our product, if it is sent to a landfill, it will begin to biodegrade because of our technology that is microorganism activated and it's activated by the microorganisms present in the landfill environment. So a lot of what we do is educating the customer that there is not one way to just satisfy all of these environmental areas. And then on top of that, it's part of this. In a lot of these areas where products have been banned, they have not let, let's say, the municipalities may not have looked at the true impact of the alternative materials that they are suggesting. A lot of times the alternative materials, as we're seeing with some paper products, have elements like PFAS and PFOS in it, which are considered lifelong chemicals that they're realizing are in paper for grease hold out, water hold out. I don't want to get too technical, but it's making products like PolyEarthyleneTM who can meet all these four areas even more attractive. So it's that whole knowledge of that environmental market that people are beginning to become more aware of that hopefully will accelerate our growth even more. I hope that answers it.

Brian Gordon

And for me also, yes, taking the sustainability goals aside for renewable and sustainable products, ultimately, we're talking about trillions of pounds of plastic waste in the world today, trillions of pounds.

We see the islands floating in the oceans. We see how huge our landfills are and that even China is no longer taking our recycled materials. So, governments will step in at some point and that's why all these national brands, I believe, I believe they care about the environment, but I believe they see what's coming next. And what's coming next is they have to provide sustainability options for their customers, for the governments and for the environmental and social groups.

Jin-Goon Kim

Yeah, one more thing I want to add to this, and it may not be obvious for people are not really thinking about this question a lot, is that, you know, the 2% market share that you have with very mediocre and not really viable replacement of plastic is actually quite big, right? 2% of 600 billion is a big market. So number one is we believe our product is superior in many aspects to a lot of these products that’s filling that bucket of $12 billion, that's not what we're going after. We're going after the 300 billion. So think about Verde becoming, you know, even a very, very small part of that huge opportunity of replacement. Let's say that it was a 1 or 2 billion, I'm sorry, 1% or 2%, right, additional because now you finally have a product that actually works or replacing part of that. When you're talking about a company, maybe few companies that actually create viable solution like just sharing a market that is $10 - $20 billion in the next, I don't know, 3 to 5 years. So you don't need a massive switch over for a company like Verde to do fantastic. And because of time is so, so huge and people understand the demand, any revenues here with real money that you make, the problem is, most of the revenue that you see in the market, they don't make money. They're highly negative sometimes. But Verde’s situation, they're actually quite positive. So, you have a business that is scaling and have these real deployments that's making money and having very good cash flow and not a lot of Capex expenditure. That company is worth a lot of money now. So I think from investors perspective is very important to look at the overall TAM, you know, what is the positioning of that and how big is that market demand? And you don't really need that market to be at 40%, 50% demand, you only need it to be about at 10, 15 in the next two years. And that is a huge market still. The last thing that I think we should point out is that the world is already transitioning out. I mean, like in Asia, it's little more evident, but you also see it in California and other places where people just stop using plastic or they're told not to use plastic, they have to use paper in retail shops. I mean, that's all you have to use something that is not a polluting plastics. And so, outright banning is starting to happen in some places.

Josh Nycholat

Thank you very much, everyone, for answering the questions. We're coming to the top of the hour here and concluding our presentation and I just wanted to open it up. Back to you. Brian Joe and Jin-Goon, if there's any final thoughts you want to leave everyone with before we wrap up.

Brian Gordon

Yeah, so I'll let Joe summarize Verde. But in terms of the last points that we touched on, we believe that there is a tremendous pent-up demand because there's not a drop-in ready solution today other than what we're doing at Verde. We have dozens of customers that have come to us and said we've tried everything, nothing is worked, we'll try your product, but we don't think it's going to work. And then they try it and it works, they’re dumbfounded. And so ultimately, I believe that there's a lot of customers in that area, in that camp, that are that are looking for a sustainable solution but haven't found something that works for them yet. And with the polyethylene and polypropylene based products that we've developed today with some of the largest converters in the industry to ensure that they work the way we want them to, we are a solution and we're a solution today, not in 5 to 10 years from now.

Jin-Goon Kim

Yeah, and I would add your word before Joe has his final say here. So, I've heard words like game changer in every other meeting that we had with industry, the strategic investor, potential investors or analysts. And I'll give you an example of a game changer. So, one strategic, one of the largest conglomerates in Korea and very much a deep insider in a group of team who's looked at almost everything out there, they first didn't believe when we said we can make PE and PP biodegradable. And it also was echoed by somebody we just talked to recently, one of the top analysts in this industry. And he said, if you guys can do this, industry has been trying to do this and it didn't work and people have given up. If you can do this and it biodegrades naturally and is stable, unlike PHA it's actually stable on a shelf life and it only degrades when you throw it out in a degradable micro environment like where you want it to be degrading. This is a game changer. I mean, he's literally used words like game changer, his is going to be very big, and they just simply started with not believing it. And then, you know, we still have that team of Korean investors, of strategic investors still talking to us, going to the next level of diligence and all these analysts looking at us and saying that is very interesting. And Vinmar, as you guys know, is an expert in distribution, you know, pretty deep expertise and in all the plastics and vetted through their technical staff. We've done our diligence and it really is a pretty interesting story in a massive market where people have tried for a long time and a lot of money went into it to solve the problem, we have to show it and as I said, the proof is in the pudding, right? So, it's only when we see tens of hundreds of millions of dollars that you can show that this is actually going to happen. But we believe that at least from all the things that we've seen so far, you know, we believe that one of the few probably not the only, but one of the few that actually solve problems that is deployable. It’s ready to go commercial. And they are talking about commercialization not three years later, but within weeks and months.

Joe Paolucci

A little bit on top of that. And hopefully we will close. But I think both of you summarized that really well, because what we do know is that the opportunity is there, we know that the demand is there, but we have faced some headwinds in that some of the existing products out there, which are bio-based, they fit well in one or two of those four categories that I talked about. And as a result, they may have started testing or working with customers, but they didn't meet all the bills or all the requirements. So the customers went a little bit away from some of the those products like PLA, PHA, PHB and so on and so on. Like I said, it's not to say that some of them are not going to find the niche we need all of them. But also too, I think what happened was it started pushing some, let's say, big brand owners to try to look at recycled plastics and they put a lot of money into trying to increase their supply stream and purchase recycled plastics, which we know the quality varies, color, odor and it really had limited them in a lot of their development activity.

So now we're seeing this come back around to the bio-based products. And that's why for us, timing is really important and why we try to screen these products to really see where we can get traction, to wrap things up quickly, because we really do see the key points out there about this demand opportunity is real, it's strong. We have some great products that fit there.

We need to get a couple more of these publicized so people begin to see it and we will. But the bottom line is that this is, this is real and we believe in the product and it's going to come down to as well some government regulations, the government needs to start, I think, standardizing things. Not that any of this like too much government regulation, but to kind of standardize things as they do leave things up to certain municipalities to make decisions.

So we are trying to do all we can, even to lobby in Washington and around the industry so that people can truly start highlighting the things that are working and not working because we think our product fits the bill to really up this game. So, on that note, I will stop.

Josh Nycholat

Thank you all. Yeah, thank you all very much for attending the webinar today and thanks Brian, Jin-Goon and Joe for such an excellent presentation.

It was really excellent to just hear everything about Verde and what you’re doing to bring this to market at scale. For everybody that's tuned in today, I do encourage you to go and visit the TLGY Acquisition website for more information where you can find recent media features and, and a bunch of great interviews, etc. on the transaction and what we're talking about here today.

You will all also receive this recording by email afterwards. And if you're interested in the meeting with management, we do encourage you to reply to that email and we're happy to coordinate it. Thank you all very much for attending and we look forward to continuing the conversation. Thank you.

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About TLGY Acquisition Corporation

TLGY Acquisition Corporation is a blank check company sponsored by TLGY Sponsors LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. TLGY was formed to focus on growth companies through long-term, private equity style value creation in the biopharma and business-to-consumer (B2C) technology sectors.

For additional information, please visit www.tlgyacquisition.com.

About Verde Bioresins, Inc.

Verde Bioresins, Inc. is a full-service bioplastics company that specializes in sustainable product innovation and the manufacturing of proprietary biopolymer resins, providing comprehensive design and development solutions for companies seeking alternatives to conventional plastics.

For additional information, please visit www.verdebioresins.com.

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Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed business combination, the Company will become wholly-owned subsidiary of TLGY and TLGY will be renamed to Verde Bioresins, Corp. as of the closing of the proposed business combination. TLGY filed with the SEC the Registration Statement, including a preliminary proxy statement/prospectus of TLGY, in connection with the proposed business combination. After the Registration Statement is declared effective, TLGY will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. TLGY’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with TLGY’s solicitation of proxies for its shareholders’ meeting to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about TLGY, Verde and the proposed business combination. The definitive proxy statement/prospectus will be mailed to shareholders of TLGY as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the Registration Statement, each preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by TLGY may be obtained free of charge from TLGY at www.tlgyacquisition.com.

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